7/25

05010011

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Industrias CH, S.A. de C.V.

*CURRENT ADDRESS Municipality of Tlalnepantla
Mexico

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 28 2005
THOMSON FINANCIAL

FILE NO. 82- 34903 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: MCoe

DAT : 7/27/05

BEST CORPORATE GOVERNANCE PRACTICE CODE OF INDUSTRIAS CH, S.A. DE C.V.

The report of the Company's level of compliance with the BeSt Corporate Governance Practice Code (the "Code") consists of a questionnaire that follows each of the principles of the Code. The principles established by the Code are (i) to encourage companies to increase the amount of information regarding their management structure and the function of their corporate bodies; (ii) to suggest mechanisms by which companies can ensure that their financial information is sufficient; (iii) to establish processes that encourage participation and communication among board members; (iv) to encourage companies to develop mechanisms that encourage a proper level of disclosure to shareholders. The Code consists of five sections:

(i) Board of Directors: recommendations on the functions, integration, structure, operation and duties of the Board.

(ii) Evaluation and Compensation of Directors: evaluation and establishment of structures to allow company management to function in an efficient and transparent manner, including appointing senior executives and determining executive compensation.

(iii) Auditing: selection and appointment of auditors and examiners, verification of financial information, internal controls and compliance with applicable legal provisions in this area.

(iv) Finance and Planning: oversight of the financing, strategic planning and risk management policies and practices.

(v) Stockholder Information: aspects covered in the agenda of stockholders' meetings, quality and promptness of information, and communication between the Board of Directors and investors.

This report is filed with the CNBV and the BMV, and is made available to the public through the BMV website.

Exhibit 3

NOTICE FOR ANNUAL ORDINARY SHAREHOLDERS' MEETING OF INDUSTRIAS CH, S.A. DE C.V. TO BE HELD ON APRIL 30, 2004

AGENDA

I Review of the Board of Directors' annual report; presentation of (1) individual and consolidated financial statements for the fiscal year of 2003; report on repurchase and reinvestment of own shares, (2) the Audit Committee Report, (3) the Statutory Auditor Report, and (4) agreements concerning the above information and the Board of Directors' procedures.

II Determination of the distribution of profits, allocation of the amount of resources to be used for the repurchase of shares during the current fiscal year.

III Appointment or ratification of appointment, if such is the case, of the members of the Board of Directors, of the Statutory Auditors, of the members of the Executive Committee and the Audit Committee, and determination of any payment or remuneration to the members of the Board of Directors and Statutory Auditors.

IV Designation of personnel to implement the resolutions adopted by this Meeting and, if such is the case, to formalize the resolutions according to procedures.

In order to attend to the Meeting, shareholders must deposit their share certificates or present the depository certificates issued by a credit institution, national or foreign or by the S. D. Indeval, S.A. de C.V., Institution for the Securities Deposit, to the Company's offices located at Agustín Melgar No. 23, Industrial Housing State Niños Héroes, Tlalnepantla, Mexico, at least one day before the date of the Meeting, in exchange for admission tickets. The time to make the deposit will be from 9:30 A.M. to 14:00 P.M., Monday through Friday.

Shareholders can be represented in the Meeting by legal representatives with powers of attorney granted on the form referred to in Article 14 *bis* 3 of the Securities Market Law. The Secretary's Office of the Company must receive such powers of attorney by the date stated above. The form of the power of attorney will be available in the Secretary's Office of the Company from that date on.

Representatives of the shareholders must present a list that contains the name, address, citizenship and number of actions of each of the shareholders they are representing.

Tlalnepantla, Mexico, March 12, 2004.

LIC. RODOLFO GARCIA GOMEZ DE PARADA
Pro-Secretary of the Board of Directors

Exhibit 4

NOTICE FOR ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF INDUSTRIAS CH, S.A. DE C.V. TO BE HELD ON JANUARY 11, 2005

AGENDA

I. Report on the consolidation of capital stock of the Company.

II. Proposal, and if such is the case, resolution on the conversion of the issued and outstanding shares which represent the variable portion of the capital stock of the Company into shares representing the fixed portion of the capital without the right of withdrawal.

III. Proposal, and if such is the case, resolution on the update of the register of the Company's shares in the Securities Section, the registration of the said shares with the Special Section of the National Securities Registry maintained by the National Banking and Securities Commission, and the listing of the shares on the Mexican Stock Exchange, in order to carry out a combined offering in Mexico, in the United States of America and other markets.

IV. Discussion, and if such is the case, resolution on the proposal to carry out a split of the outstanding shares, by means of issuance and delivery to the shareholders, free of charge, of 3 (three) new shares for each share they hold.

V. Proposal, and if such is the case, resolution on the increase in the minimum fixed portion without the right for withdrawal of the capital stock of the Company, by means of issuance of un-subscribed, common, nominative shares, with no par value, of free subscription, subject to the upcoming offering, according to the provisions of Article 81 of the Securities Market Law.

VI. Proposal, and if such is the case, resolution on the explicit disclaimer or waiver of, according to Article 81 of the Securities Market Law, the preemptive right the Company's shareholders have under Article 132 of the General Mercantile Law in relation to the issuance of shares in the offering.

VII. Proposal, and if such is the case, resolution for the amendment of the bylaws of the Company.

VIII. Proposal, and if such is the case, resolution concerning the granting of special powers for the implementation of the resolutions adopted by this Meeting.

IX. Designation of the Special Delegates of the Meeting for the execution and formalization of its resolutions.

Attendance Requirements:

In order to attend to the Meeting, the shareholders must deposit their share certificates or present the depository certificates issued by a credit institution, national or foreign or by the S. D. Indeval, S.A. de C.V., Institution for the Securities Deposit, to the Company's offices located at Agustín Melgar No. 23, Industrial Housing State Niños Héroes, Tlalnepantla, Mexico, at least one day before the date of the Meeting, in exchange for admission tickets. The schedule to make the deposit will be from 9:30 A.M. to 14:00 P.M., Monday through Friday.

Shareholders can be represented in the Meeting by legal representatives with powers of attorney granted on the form referred to in Article 14 *bis* 3 of the Securities Market Law. The Secretary's Office of the Company must receive such powers of attorney by the time stated above. The form of the power of attorney will be available in the Secretary's Office of the Company from that date on.

Representatives must present a list that contains the name, address, citizenship and number of actions of each of the shareholders they are representing.

Exhibit 5

SUMMARY OF THE ANNUAL ORDINARY SHAREHOLDERS' MEETING OF INDUSTRIAS CH, S.A. DE C.V. HELD ON APRIL 30, 2004

I. Review of the Board of Directors' annual report; presentation of (1) individual and consolidated financial statements for the fiscal year of 2003; report on repurchase and reinvestment of own shares, (2) the Audit Committee Report, (3) the Statutory Auditor Report, and (4) agreements concerning the above information and the Board of Directors' procedures.

The shareholders meeting reviewed and approved the Board of Directors' annual report, according to Article 172 of the General Mercantile Corporations Law, on the management of the Company during the fiscal year ended December 31, 2003; the report on re purchase and resale of the Company's shares; the Audit Committee Report; the Statutory Audit Report and the agreements concerning the above information and the Board of Directors' procedures.

II. Determination of the distribution of profits, allocation of the amount of resources to be used for the repurchase of the Company's shares during the current fiscal year.

The shareholders meeting approved the proposal presented by the Board of Directors on the distribution of the profits obtained during the fiscal year ended on December 31, 2003 as follows: 5% of the net profits will be used to increase the legal reserve account of the Company and the rest will be used to increase the amount of retained profits account.

III. Appointment or ratification of appointment, if such is the case, of the members of the Board of Directors, of the Statutory Auditors, of the members of the Executive Committee and the Audit Committee, and determination of any payment or remuneration to the members of the Board of Directors and Statutory Auditors.

Position	Primary	Alternate
Chairman	Rufino Vigil González	Jaime Vigil Sánchez Conde
Member	Eduardo Vigil González	Sergio Vigil González
Member	Raul Vigil González	José Luis Romero Suárez
Member	Arturo Pérez Trejo	Juan Méndez Martínez
Member	Gerardo Arturo Avendaño Guzman	Ignacio Muriedas Prieto
Member and Secretary	José Luis Rico Maciel	Sergio Villagómez Martínez
Member and Prosecretary	Rodolfo García Gómez de Parada	Manuel Rivero Figueroa

It is also approved to ratify the appointment of Mr. Humebrto Valdez Mier as the statutory auditor of the Company, and the appointment of Mr. Arturo Pérez Trejo, Gerardo Arturo

Avendaño Guzman y Rodolfo García Gómez de Parada as members of the Audit Committee.

IV. Designation of personnel to implement the resolutions adopted by this Meeting and, if such is the case, to formalize the resolutions according to proceedings.

Mr. Sergio Vigil González, Rubén Aurelio Vázquez Allende and Rodolfo García Gómez de Parada are designated to carry out all necessary acts to implement the resolutions adopted by this Meeting.

Exhibit 6

SUMMARY ANNUAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING OF INDUSTRIAL CH, S.A. DE C.V. CELEBRATED ON JANUARY 11, 2005

I. Report on the consolidation of capital stock of the Company.

It is resolved to approve and ratify the report in connection with the consolidation of the capital stock of the Company which as of this date is Ps.3,484,908,187.00 (three thousand four hundred and eighty tour millions nine hundred and eight thousand one hundred and eighty seven Pesos 00/100), represented by 120,169,248 shares, of which 13,219,219 shares are series A shares representing the fixed portion of the capital stock and 106,950,029 shares are series B class II common, nominative shares, with no par value, which represent the variable portion of the capital stock.

II. Proposal, and if such is case, resolution on the conversion of the issued and outstanding shares with represent the variable portion of the capital stock of the Company into shares representing the fixed portion of the capital stock without the right of withdrawal.

It is hereby resolved to convert the 106,950,029 series B class II shares that represent the variable portion of capital stock of the Company into common, nominative shares, without par value, that represent the fixed portion of the capital stock of the Company, and to reclassify all the outstanding series A shares into the same number of common, nominative series B class I shares, with no par value, that represent the fixed portion of the capital stock of the Company.

As the result of the aforementioned conversion, the fixed portion of the capital stock of the Company increases Ps.3,101,550,836.00 (three thousand one hundred and one million five hundred and fifty thousand eight hundred and thirty six Pesos 00/100), to the total amount of Ps.3,484,908,187.00 (three thousand four hundred and eighty four millions nine hundred and eight thousand one hundred and eighty seven Pesos 00/100 M.N.), represented by 120,169,248 common, nominative series B shares, subscribed and fully paid, without par value.

III. Proposal, and if such is the case, resolution on the update of the register of the Company's shares in the Securities Section, the registration of the said shares with the Special Section of the National Securities Registry maintained by the National Banking and Securities Commission, and the listing of the shares on the Mexican Stock Exchange, in order to carry out a combined offering in Mexico, in the United States of America and other markets.

It is approved to carry out a public offering of shares in Mexico through the Mexican Stock Exchange, and the offering of shares and other instruments of the Company in the Unites Status of America and other overseas markets that will be defined at the time of the issuance.

It is approved to include, along with the initial public offering, a secondary offering, through which various companies related to Grupo Financiero Inbursa will sell in the Mexican Stock Exchange up to 5,258,085 shares of the Company or 15,774,255 outstanding shares once the split has taken place. It is also approved to include the information of such selling parties in the prospectus and any other documents to be used for the above mentioned offering.

IV. Discussion, and if such is the case, resolution on the proposal to carry out a split of the outstanding shares, by means of issuance and delivery to the shareholders, free of charge, of 3 (three) new shares for each share they hold.

It is approved to carry out the split of the total amount of the outstanding shares of the Company, through the issuance and delivery to the shareholders free of charge of 3 (three) new series B class I shares for each share they hold, without implicating an increase in capital stock.

In connection with the split, it is approved to issue a total amount of 240,338,496 common, nominative series B class I shares, with no par value, which will be considered ffully paid and will be delivered to the shareholders of the Company.

It is also approved and by this resolution ratified that as a consequence of the split, the capital stock of the Company is Ps.3,484,908,187.00 (three thousand four hundred eighty four millions nine hundred and eight thousand one hundred and eighty seven Pesos 00/100), represented by 360,507,744 common, nominative series B class I shares, with no par value.

V. Proposal, and if such is the case, resolution on the increase in the minimum fixed portion without the right for withdrawal of the capital stock of the Company, by means of issuance of un-subscribed, common, nominative shares, with no par value, of free subscription, subject to the upcoming offering, according to the provisions of Article 81 of the Securities Market Law.

It is approved to increase the capital stock of the Company on its fixed portion up to Ps.1,613,695,708.02 (one thousand six hundred and thirteen millions six hundred ninty five thousand seven hundred and eight Pesos 02/100) by issuing 166,934,039 common, nominative series B class I shares, with no par value, which represent 31.6% of the capital stock of the Company, according to Article 81 of the Securities Market Law.

By this resolution it is informed that the shareholders have waived their preemptive rights under Article 132 of the General Mercantile Corporation Law.

VI. Proposal, and if such is the case, resolution on the explicit disclaimer or waiver of, according to Article 81 of the Securities Market Law, the preemptive right the Company's shareholders have under Article 132 of the General Mercantile Corporation Law, in relation to the issuance of the shares in the offering.

With the agreement of shareholders with 94.06% of the shares of the Company, it is hereby resolved that they have waived to exercise their preferential rights according to Article 132 of the General Mercantile Corporation Law and Article 8 of the bylaws of the Company to subscribe to the shares that will be offered in the combined offering.

VII. Proposal, and if such is the case, resolution for the amendment of the bylaws of the Company.

Its hereby resolved to amend the bylaws of the Company according to the terms and conditions set forth on the project attached to the shareholders meeting minute.

VIII. Proposal, and if such is the case, resolution concerning the granting of special powers for the implementation of the resolutions adopted by this Meeting.

It is hereby resolved to grant to Rufino Vigil González y Sergio Vigil González special powers described in the shareholders meeting minutes for the implementation of the resolution adopted by this Meeting.

IX. Designation of the Special Delegates of the Meeting for the execution and formalization of its resolutions.

By this resolution Rufino Vigil González, Sergio Vigil González, Jaime Vigil Sánchez-Conde and Rodolfo García Gómez de Parada are authorized as Special Delegates to appear before the notary public of their election to formalize the shareholders meeting minutes, as well as for obtaining the necessary certified or simple copies.

Exhibit 7

MATERIAL EVENT NOTIFICATION OF INDUSTRIAS CH, S.A. DE C.V.
PUBLISHED ON JANUARY 25, 2005
NOTICE TO SHAREHOLDERS

By this notice, we inform the shareholders of Industrias CH, S.A. de C.V. (the "Company") that according to the resolutions adopted on the General Ordinary and Extraordinary Shareholders' Meeting of the Company held on January 11, 2005 (the "Meeting"), on February 1, 2005 we will proceed with the exchange of the share certificates.

The new share certificates will reflect the resolutions adopted in the Meeting in connection to (i) the conversion of 106,950,029 series B class II shares which represent the variable portion of the capital stock of the Company into common, nominative series A shares, with no par value, which represent the fixed portion of the capital stock of the Company, (ii) the reclassification of all outstanding series A shares at the time of the Meeting into the same number of common, nominative series B class I shares, with no par value, representing the fixed portion of the Company's capital stock, (iii) the split of the total outstanding shares of the Company by issuing and delivering, free of charge, 3 new common, nominative series B, class I shares, with no par value and representing the fixed capital stock of the Company, for each share the shareholders owned, (iv) the issuance of 240,338,496 new common, nominative series B class I shares, with no par value, in connection with the split, as a consequence of which the capital stock of the Company will be represented by a total of 360,507,744 common, nominative series B class I shares, with no par value, representing the fixed portion of the Company's capital stock, and (v) the general amendment to the corporate bylaws.

Tlalnepaltla, Mexico, January 24, 2005.

Rodolfo Garcia Gomez de Parada.
Pro-secretary of the board of directors

MATERIAL EVENT NOTIFICATION OF INDUSTRIAS CH, S.A. DE C.V.
PUBLISHED ON AUGUST 11, 2004
NOTICE TO SHAREHOLDERS

Industrias CH, S.A. de C.V. and its subsidiary Grupo Simec, S.A. de C.V. inform the public investors that the transaction was executed yesterday for the purchase of the Mexican business of Corporacion Sidenor de España.

The purchase price was USD150,000,000, including the working capital. The investment was financed internally with funds generated by the companies that are part of the ICH/SIMEC group; therefore, the financial structure of the Company remains without debt.

Simec Group started operating iron and steel plants in Apizaco, Tlaxcala and in Cholula Puebla, since August 2004, and therefore results will be reflected as of the third quarter of 2004.

Industrias CH will increase its production capability to over 1,500,000 tons, an approximate 30% increase. When such plants become fully reconverted and integrated into the ICH/SIMEC group, the group will have an annual production capacity of 1,600,000 tons of iron and steel. Such re-conversion will require USD100,000,000 which will also be generated internally by the companies that are part of the ICH SIMEC group.

It is estimated that the sales of Industrias CH for this fiscal year will surpass Ps.9,000,000,000.00, which would represent almost a 100% growth compared to the fiscal year of 2003. On the other hand it is estimated that the net profit will reach, at the end of the fiscal year, more than 120% of the fiscal year of 2003; therefore the Company estimates to surpass the amount of Ps.1,800,000,000.00, once the operations of the plants of Apizaco and Cholula are added.

Industrias CH and its subsidiaries generated in the first quarter an EBITDA of over 125% of the same quarter in the previous year, a result of the efficient management of the Company, the application of a systematic expense control, and better prices.

MATERIAL EVENT NOTIFICATION OF INDUSTRIAS CH, S.A. DE C.V.
PUBLISHED ON JULY 19, 2004
SHAREHOLDER NOTICE

The Federal Competition Commission has authorized the acquisition of the Mexican business of Corporacion Sidenor de España by Industrias CH, S.A. de C.V. and/or Grupo Simec, S.A. de C.V.

The companies expect to close transaction within the next couple of weeks and the acquisition will be financed internally with funds generated by the companies that are part of the ICH/SIMEC group; therefore the financial structure of the Company will remain solid and without debt.

It is estimated that after the closing of this transaction, Industrias CH, S.A. de C.V. will increase its production capacity by approximately 30%, and its sales and profits will increase by 25%.

It is estimated that Grupo Simec, S.A. de C.V., a subsidiary of Industrias CH, S.A. de C.V., will see, after the closing this transaction, an approximate 50% increase in production capacity, a 40% increase in sales and an approximate 40% increase in profits.

After this acquisition, Industrias CH will strengthen its presence in the central part of Mexico; therefore, its plants localized in the northern part of the country will be able to allocate more of their production capacity for the export markets.

MATERIAL EVENT NOTIFICATION OF INDUSTRIAS CH, S.A. DE C.V. PUBLISHED ON MAY 14, 2004

At the request of the National Banking and Securities Commission, Industrias CH informs:

If the Federal Competition Commission (COFECO) approves the transaction by which Industrias CH, S.A. de C.V. (ICH) acquires control of the Mexican business of Industrias Férricas del Norte, S.A. (SIDENOR), Industrias CH would increase its operation capacity by approximately 25%, its sales will increase by approximately 30% and its working capital will increase 791 employees. Industrias CH, S.A. de C.V. currently owns six factories that produce iron and steel products in Mexicali B.C., Monclova, Coah., Matamoros, Tam., Guadalajara, Jal, and Tlalnepantla and Ecatepec, Mexico. Industrias CH will also strengthen its position in the market in the central part of the country by acquiring the businesses that SIDENOR owns in Atlax (Apizaco, Tlax.) and Metamex (Cholula, Pue.). This acquisition will allow Industrias CH to allocate a greater installed capacity of its factories located in the northern part of the country for exports. The acquisition will be financed with Industrias CH's own resources and of their subsidiaries.

MATERIAL EVENT NOTIFICATION OF INDUSTRIAS CH, S.A. DE C.V.
PUBLISHED ON MAY 12, 2004

Industrias CH, S.A. de C.V. reached an agreement for the acquisitions of Sidenor's assets in Mexico

Industrias CH, S.A. de C.V. (ICH) informs to the public investors that the Company has reached an agreement with Industrias Férricas del Norte, S.A. (SIDENOR) concerning the terms of the acquisition of certain assets SIDENOR owns in Mexico; the acquisition referred to in this transaction is subject to the approval of the Federal Economic Competition (COFECO).

Such assets are dedicated to the production and sale of steel and iron products such as rafter, and are supplement to the production lines ICH operates in its plants in Mexicali, Guadalajara, Matamoros, Monclova and the Valley of Mexico.

MATERIAL EVENT NOTIFICATION OF INDUSTRIAS CH, S.A. DE C.V.
PUBLISHED ON MAY 13, 2004

Supplementary information about the acquisition of Sidenor's assets in Mexico

Industrias CH announces that, in connection with the event reported yesterday with regard to existing agreement with SIDENOR relating to the acquisition of its assets in Mexico, SIDENOR's Atlax and Metamex plants, located in the States of Tlaxcala and Puebla produced 295,000 tons of steel in total in the previous year, representing approximately 60% of its full production capacity.

As of today, the aforementioned plants have a work force of 791 employees.

MATERIAL EVENT NOTIFICATION OF INDUSTRIAS CH, S.A. DE C.V.
PUBLISHED ON MAY 6, 2004

Notes from the auditors to the certified financial statements of Industrias CH, S.A. de C.V.

Industrias CH, S.A. de C.V. and subsidiaries

Notes to the consolidated financial statements

	2003	2002
Industrial Mortgage Credit (Note 8d)	Ps.19,078	354,729

(d) Industrias Mortgage Credit

On October 24, 1997, SIMEC and its bank creditors signed a debt restructuring agreement, by which Compañía Siderúrgica de Guadalajara, S.A. de C.V. (SCG), assumed the full amount of the consolidated debt. The amount of the restructured debt was 220,736,023 dollars, and was divided in two classes, class A and class B, with variable interest rates based on the LIBOR rate plus a margin. The capital would be amortized by means of sixteen semi-annual payments, beginning on May, 2000, with the exception of the B-2 portion, which should be payable in a unique exhibition in year 2009. During 2000 and 1998, 18,932,973 dollars and 17,952,537 dollars were paid, respectively. In addition, in accordance with the restructuring agreement, during 2000, 1999, and 1998, the debt's amount was increased with the capital amortizations of "Línea del Rey", which reached its maturity in the aforementioned years in the amount of 7,422,760 dollars, 7,391,545 dollars, and 7,485,186 dollars, respectively.

On July 3, 2002, SIMEC and its financial creditors entered into an amendment agreement to the industrial mortgage credit agreement, by which the margin over the interest rate (LIBOR) corresponding to the portion A' was modified from 5.125% to 4.125%.

The new interest rates for each debt's class were the following ones:

Margin	Portion	Libor (1)
A	A'	4.125%
B	B-1	4.375
B	B-2	4.375

(1) Libor rate for six months.

An industrial mortgage was constituted to guarantee this credit in which SIMEC and all its subsidiaries that own real property, machinery and equipment participate.

The preference in case of advanced payments is the following one:

Portion	Preference Grade
A	Second
B	Third

The credit restructuring agreement establishes a series of requirements and obligations that must be observed, which in some cases were not complied; therefore, according to the agreement it is a cause to re-consider the maturity of the credit. In connection with the General Accepted Accounting Principles (PCGA), if there is not a dispensation for a year, the bank's debt shall be reclassified from long-term liabilities into short-term liabilities, with the reclassification made in the general ledger.

The amount paid corresponding to the amortizations for the years 2003 and 2002, are 1,452,887 and 6,676,247 dollars, respectively. In addition, advanced payments were made during 2003 and 2002 in the amounts of 29,930,517 and 47,941,199 dollars, respectively, plus interests. Finally, in 2004, the total amount of this debt was repaid in full. (See note 14)

On December 31 for the years 2003 and 2002, the amount of the mortgage credit was 1,698,000 and 33,081,356 dollars, respectively. (See note 14)

(14) Subsequent Event

On March 18, 2004, a subsidiary made an advanced payment related to the industrial mortgage credit mentioned in note 8d, in an amount of 1,698,000 dollars plus interests, by which the total amount of the credit was repaid in full.

MATERIAL EVENT NOTIFICATION OF INDUSTRIAS CH, S.A. DE C.V.
PUBLISHED ON MARCH 23, 2004

Relevant information about Industrias CH and Grupo Simec

Industrias CH informs the public in general, in response to the requests for information from investors and financial analysts, that:

Grupo Simec, S.A. de C.V., a subsidiary of Industrias CH, S.A. de C.V., has prepaid Grupo Financiero BBVA Bancomer the last part of the credit facility, restructured in year 2000 and to be mature in year 2009. As a result of such prepayment, the company is released from credits, guarantees, and obligations that restrict its normal operations.

In addition, during the first quarter of 2004, on the basis of the favorable results of January and February, sales, operating profits and net profits of the company have shown a trend of growth greater than 40% compared to the same period of year 2003.

Exhibit 8

Translation for Informational Purposes Only

INDUSTRIAS CH, S.A. DE C.V.

BYLAWS

CHAPTER ONE

NAME, DURATION, OBJECT, DOMICILE, AND NATIONALITY

FIRST. The social name of the Society will be "Industrias CH" and will always be followed by the words "Sociedad Anónima de Capital Variable",or by the abbreviation "S.A. de C.V.".

SECOND. The object of the Company will be the realization of all class of acts of commerce and particularly the following ones:

a) The fabrication, production, importation, exportation, purchase, sale, distribution and commercialization in general or any other way, acquire, posses, mortgage, confer and transfer, invest, sell and trade with any class of articles, merchandise or movable goods by its own or to third parties, physical or moral.

b) Acquire, rent, administrate, sell, mortgage, pledge, encumber or dispose of goods, in whatever form, being movable or immovable, as well as rights over the same.

c) Promote, establish, organize and administrate all types of companies, mercantile or civil.

d) Acquire or dispose of stock or interests in other mercantile or civil companies, either by taking part in its formation or acquiring shares or interests in companies that already are in existence. Likewise, in accordance with provisions set forth by the National Banking and Securities Commission and assuming that the shares of the Company are registered in the National Securities Registry, the Company may acquire representative shares in itself, subject to the Eighth Clause of its by-laws.

e) Receive from third parties and give to the companies of which it is a shareholder or partner or to any other third party, guidance or technical consulting services, including in the fields of administration, accounting, merchandising or financing.

f) Obtain any type of financing or loan, with or without a specific guarantee, and grant loans to mercantile or civil companies or other persons in which the Company has an interest or with others with which it has a business relationship.

g) Grant any type of guarantee and endorsement in respect to obligations or credit instruments, to the benefit of mercantile or civil companies or other persons with which the Company has an interest or with which it maintains a business relationship.

h) Issue, subscribe, draw, accept and endorse all types of credit instruments, including obligations with or without a guarantee.

i) Issue obligations and other securities in series or in mass in Mexico or in foreign countries, to be subscribed by any person, or to be placed for public investment.

j) Execute any kind of act and formalize any kind of labor, civil, mercantile or administrative agreement or contract permitted by Mexican legislation, with real and corporate personalities that are either public or private, obtaining from these, concessions, permits and authorizations relating directly or indirectly to the Company's objectives as set forth in its bylaws, including, actively or passively contracting any type of services, consulting work, supervisory work and technical direction that would be necessary or proper to the aforementioned goals.

k) Issue treasury stock in accord with Article 81 of the Mexican Securities Market Act, in conformance with the established procedure of these by-laws.

l) In general, realize or create all types of acts, contracts and related operations, accessory or complementary, that are necessary or proper for the realization of the aforementioned objectives.

THIRD. The domicile of the Society is the Municipality of Tlalnepantla, State of Mexico. The Society will be able to establish manufacturing plants, offices, warehouses, selling and distribution centers, agencies or sub-offices of the Society at any place within or outside of the Mexican United States, without implying a change of residence. The Society can designate other conventional domiciles to receive any type of notifications, or for the application of foreign legislation, or the submission to a different jurisdiction, different from the Mexican jurisdiction, without implying a change of residence.

FOURTH. The duration of the Society will be indefinite.

FIFTH. The Company is of Mexican nationality. Any foreigner who, in the constitution act or later time, obtains an interest or holds shares in the Company shall be considered as Mexican, due to the mere fact it has an interest or holds shares in the Company, with respect to such interest, and it shall be understood that such foreigner agrees not to invoke the protection of its government, under the penalty, in case of failure to comply with its agreement, of forfeiting such interest or participation in favor of the Mexican Nation.

CHAPTER TWO

SHARE CAPITAL AND STOCK

SIXTH. Share capital of the Society is variable. The minimum fixed capital will be the quantity of Mex$3,484'908,187.00 (Three thousand four hundred and eighty four million nine hundred and eight thousand one hundred eighty seven pesos 00/100 National

Currency) and will be represented by 360'507,744 common shares, nominative, without a par value, totally subscribed and paid, from the "B" Series, Class "I". The variable portion of share capital is unlimited and will be represented by common shares, nominative, without expressing par value, of the "B" Series, Class "II". Except for the right of the title-holders of variable share capital to retire the shares, all shares of share capital confer the same rights and obligations.

According to what is established by Article 14 Bis 3, section II, of the Mexican Securities Market Act, prior authorization by the National Banking and Securities Commission, the Company may issue shares without voting rights, as well as with the limitation of other corporate rights, as shares with restricted voting rights distinct from the shares that arise under Article 113 of the Mexican General Business Corporations Act, with the limitations and requirements established in said Article, including, but not limited to, the restriction consisting in the issuance of shares different from the common shares, cannot exceed twenty five percent of the capital placed on public investment, from the total of the shares placed in the same, the restriction of the instrumentation of mechanisms by which they are traded or offered to public investors, both common shares and limited or restricted vote or without voting rights, unless the last mentioned were convertible into common shares for a five year term, or that in connection with the holder's citizenship, the shares or paper securities representing them, limit the voting right in compliance with the legal dispositions applicable for foreign investments. At the moment of issuance of said shares, a meeting of shareholders shall agree to the issuance and shall determine the rights that correspond to the shares of that issuance. In that case, the shares that are issued under this paragraph will be of a series distinct from other shares that represent share capital of the Company.

SEVENTH. The Company can issue shares that are not subscribed, which the Company will conserve in its treasury to be handed over when the shares are subscribed and paid.

Likewise, after receiving express authorization of the National Banking and Securities Commission, the Company may issue shares for future public placement that have not been subscribed, if they are maintained in custody in an institution for the deposit of stock and if the conditions set forward in Article 81 of the Mexican Securities Market Act are followed.

In the extraordinary shareholder meeting where the issuance of shares that have not been subscribed is decreed for their public investment, the preferential right that Article 132 of the Mexican General Business Corporations Act grants should be expressly waived. To achieve that end, there must be a quorum in accordance with the by-laws, which shall approve the agreement and its effects by the necessary majority, and after advising the shareholders who did not attended the meeting, the Company may make a public share placement without the publication required by the article mentioned in this paragraph and without applying the corresponding preferential rights. When a minority that represents at least 25% (twenty-five percent) of share capital votes against the issuance of unsubscribed shares, said issuance cannot take place.

In the corresponding called for the extraordinary shareholders' meeting, it should be expressly noted that the meeting takes place as per the precise regulations set out in Article 81 of the Mexican Securities Market Act, making special mention of the previous paragraph.

Likewise, any shareholder that votes against said resolutions during the meeting, will have the right to demand that the Company place his/her shares, at the same price the shares subject to the issuance are being offered to the public. The Company will have the obligation of placing first the shares that belong to said unsatisfied shareholders.

EIGHTH. The Company can acquire representative shares of its own share capital or titles of the same, through the stock exchange in which the shares are offered, at the going market price, without the first paragraph of Article 134 of the Mexican General Business Corporations Act being applicable. When the Company acquires its own shares, this action will be realized as an accounting capital charge or as a share capital charge in the case where shares are converted from the Treasury, in which case, a resolution is not required from a shareholders' meeting. An ordinary shareholders' meeting should determine explicitly the maximum amount of resources that could be used for the purchase of its own shares, but this amount may not exceed the net profit of the Company, including those retained from previous fiscal years. The Board of Directors of the Company must designate the person or persons responsible for the acquisition and placement of its own shares.

While the shares are owned by the Company, they cannot be represented in any shareholders meeting whatsoever.

The shares that the Company acquires in accord with this clause that pertain to the Company or that are treasury shares may be placed again in the public. The result of the sale of said treasury shares shall be applied to increase share capital by an amount equal to the theoretical value of the same shares; in the case where there is a surplus between the theoretical value and the price at which the shares are placed, this surplus will be registered in the premium account for share subscription.

The decrease and increase of share capital that is derived from the purchase and placement of its own shares, when said decrease or increase is due to shares that have been converted from the treasury, does not require a resolution from a shareholders' meeting or from the Board of Directors.

If the Company purchases and places shares as mentioned in this clause, information should be presented at an ordinary shareholders' meeting, following norms for the dissemination of financial information, in the same format and using the same terms with which this information would be given to the National Banking and Securities Commission, to the corresponding stock exchange and to the investing public; the information will be subject to the Mexican Securities Market Act and the general guidelines that the Commission requires, including what is established in article 14 bis

fraction I of the aforementioned law, which establishes that never in any case the acquisition and collocation operations' results can exceed the authorized proportions in connection to fraction II of the same article, regarding shares different from common shares, the non compliance of the conditions of maintenance of the inscription in the official list from the stock exchange in which they quote.

NINTH. The Company will keep a stock registration book, in accordance with Article 128 and 129 of the Mexican General Business Corporations Act and, if applicable, in accordance with Article 78 of the Mexican Securities Market Act. The stock registration book shall be maintained by the Secretary of the Board of Directors of the Company, unless the shareholders or the Board of Directors designate a different person to maintain said registry. The Company may entrust to other institutions the deposit of the shares, the registry of the shares and the realization of the respective inscriptions in the share registry.

The Company will consider those who are listed in the share registration books as legitimate holders of the shares.

In the case where shares that represent share capital of the Company are placed in stock markets, it is sufficient for registration in the share registry that the placement is noted, along with the name of the securities deposit institution where the shares or titles to the shares are located, in which case, the Company will recognize as shareholders those that can demonstrate the certificates granted by the deposit institution and the list of title-holders of said securities, in accord with Article 78 of the Mexican Securities Market Act.

The share registration book will remain closed from the date in which the records are requested, in accordance with Article 78 of the Mexican Securities Market Act, until the next meeting date. During such periods, there shall not be any inscriptions in the book.

TENTH. The Subsidiaries of the Company should not directly or indirectly invest in the share capital of the Company, or of any other Company of which the Company is a Subsidiary. For this clause, the term Subsidiary will mean the established definition under generally accepted accounting principles in accordance with the established in the corresponding provisions.

ELEVENTH. With the exception of share capital increases resulting from a stock placement under the Eighth Clause, increases in share capital shall only take place after a resolution of an ordinary or extraordinary shareholders' meeting, in accordance with the Mexican General Business Corporations Act and the rules set forth in this clause.

Increases in share capital may take place through the issuance of shares.

Increases in fixed share capital will take place through a resolution at an extraordinary meeting of shareholders in accord with these by-laws. In this case, an amendment of these by-laws will also be necessary.

Increases in variable share capital will take place through a resolution at an ordinary meeting of shareholders in conformity with those by-laws, with the only formality being that the corresponding act must be formalized before a notary public, without the necessity of registering the minutes in the Public Registry of Commerce, except when the shareholders exercise their withdrawal right or concerning increases of the capital that result from the placement of its own shares acquired as per the Eighth Clause.

After making the respective agreements to increase share capital, the meeting of shareholders that approves the increase, or whichever prior meeting of shareholders, shall fix the terms and conditions of the increase, but may delegate this duty to the Board of Directors.

The shares that should be turned over in order to realize the subscription, in accordance with the resolution of the meeting that approves the issuance, may be offered for subscription and paid by the Board of Directors or by a delegate or special delegates, in accordance with the duties that have been granted by the shareholders' meeting, respecting the preferential rights listed in the Twelfth Clause.

Increases in capital may be realized through a capitalization of shareholders' equity accounts to which Article 116 of the Mexican General Business Corporations Act refers or through a cash or in kind payment, through the capitalization of liabilities or through any other method permitted by applicable law. In the case of an increase through the capitalization of shareholders' equity accounts, all shares will have the right to their proportional part of the increase, without the necessity of issuing new shares to represent the increase.

Except for the share capital increases that result from a placement of the shares that the Company has acquired in itself, in accord with the Eighth Clause of these by-laws, all share capital increases shall be registered in the registry the Company maintains, by the designated person as per the Ninth Clause of these by-laws.

TWELFTH. In regard to share capital increases, the shareholders will have preference to subscribe the new shares that are issued or that are put in circulation in order to represent the increase, in proportion to the number of shares to which they are title-holders at the moment the increase is approved. This right should be exercised within the terms established in the meeting that approves the increase, but can never be less than 15 (fifteen) days counted as of the publication date of the corresponding notice in an official newspaper of the corporate domicile of the Company and in one of the newspapers of greatest circulation of said domicile. The shareholders do not have a preferential right under this article in relation to the shares that are issued (i) with the motive of merging the Company, (ii) for the conversion of notes into shares of the Company, (iii) for the placement of the Company's own shares acquired as per the Eighth Clause of these by-laws, and (iv) in the case referred to in article 81of the Securities Market Act.

THIRTEENTH. Share capital can only be decreased by an agreement of an ordinary or extraordinary shareholders' meeting, according to and in conformance with the rules of this clause. Fixed capital decreases shall be decided by agreement in an extraordinary shareholders' meeting, in conformity with the by-laws, and according to the rules of this clause. In either case, and in accord with what is set forth in the Article Nine of the Mexican General Business Corporations Act, the by-laws will be amended, aside from those that arise during the retirement of shares and those that arise during the acquisition of the Company's own shares as per the Eighth Clause of these by-laws.

Decreases in capital can be realized (i) in order to remove losses, (ii) to repay shareholders or free them of unrealized sales, (iii) in the case where the right to retire variable shares is used, (iv) as the result of an acquisition of its own shares as per the Eighth Clause of these by-laws, or (v) in whatever other case, permitted under applicable legislation.

Variable share capital decreases shall be decided by agreement in an ordinary shareholders' meeting, in conformity with the bylaws, and with the only formality that the corresponding minute be formalized before a notary public, but it is not necessary to register the corresponding public deed in the Public Registry of Commerce, aside from the situation in which the shareholders exercise their withdrawal right or regarding the decrease of the capital that results from the acquisition of its own shares mentioned in the Eighth Clause above.

Decreases in capital that are realized in order to absorb losses shall be realized proportionately among the representative shareholders of share capital, without the necessity of canceling shares, by reason that these shares do not have a par value.

In the situation where reductions in share capital are realized in order to repay shareholders, the repayment shall be pro-rated among those shares that represent share capital.

The share capital decrease that is a consequence of a proprietary shareholder of variable share capital exercising his/her right to retire all or part of his/her portion of said shares, shall be subject to Article 220 and 221 of the Mexican General Business Corporations Act, and the repayment of the retired shares shall be paid in accord with the following:

1. The lowest value of the following two situations: (i) 95% (ninety-five percent) of the value quoted on the stock exchange, obtained from the average price, measured by the volume of operations that are realized during the last 30 (thirty) days that the Company's stock is quoted, prior to the date in which the retirement shall take effect, during a period that cannot be of more than 6 (six) months, or (ii) the accounting value of the shares of the Company, in accord with the balance sheet that was approved by an ordinary shareholders' meeting corresponding to the immediate previous fiscal year in which the disposition takes effect.

In the case where the number of days in which the shares were negotiated in accord with the prior paragraph is less than thirty, the number of days that have effectively been negotiated may be took into account. Where the shares are not negotiated during said period, the accounting value of the shares may be took into account.

2. A shareholder may demand repayment from the Company as a result of a retirement of shares as of the day following the ordinary shareholder meeting that approved the balance sheet that corresponds to the accounting year in which the retirement should yield its effects.

Except for the share capital decreases that result from the Company acquiring shares in itself as per the Eighth Clause of these by-laws, all share capital decreases shall be inscribed in a registry that the Company will maintain for such effect or that the persons mentioned in the Ninth Clause of these by-laws will maintain.

FOURTEENTH. An extraordinary shareholders' meeting may approve the amortization of shares with dividends, according to Article 136 of the Mexican General Business Corporations Act. In the case that the shares are quoted on a stock exchange, the amortization will take place through the acquisition of its own shares on the stock exchange, according to the system, prices, terms and other conditions which the shareholders' meeting agreed, but may delegate to the Board of Directors or special delegates, the ability to determine the system, prices, terms and other conditions.

The amortized shares will be annulled and the corresponding titles will be cancelled.

FIFTEENTH. In the event the Company on its own accord or the National Banking and Securities Commission by resolution decide to cancel the registration of the Company's shares in the Securities Section of the National Securities Registry, the shareholders that are title-holders to the majority of the common shares or have the possibility to enforce decisions of the general shareholder meetings or to name the majority of the members of the Board of Directors of the Company, will be required to make a tender offer to purchase the shares held by the minority shareholders prior to said cancellation. In the event that the controlling shareholders are unable to purchase all outstanding shares pursuant to a tender offer, the controlling shareholders must form a trust and contribute to it the amount required to secure payment of the purchase price offered pursuant to the tender offer to all shareholders that did not sell their shares pursuant to a tender offer, in the event that once the tender offer is carried out and prior to the cancellation of the registration of the shares of the Company or other securities representing such shares in the National Securities Registry, the aforementioned shareholders would not have achieved to acquire the 100% of the capital stock paid . The trust may not exist for a period of more than 6(six) months.

The aforementioned tender offer should be realized at the higher price of the following: (i) the Market Price (which is defined below); or (ii) the accounting value of the stock as stated in the last trimester report presented to the National Banking and Securities

Commission and the Mexican Stock Exchange, S.A. de C.V. prior to the commencement of the offer, except when said value has been modified to conform with applicable criteria for the determination value, in which case, more recent financial information upon which the Company relies should be considered.

In order to give effect to the previous paragraph, "Market Price" means the average price prior to the offering date and during a period of no more than 6 (six) months, measured by the volume of operations during the last 30 (thirty) days in which shares of the Company are traded. In the case where the number of days in which negotiation occurred is less than thirty, the number of days effectively negotiated will be used. In the event that the shares are not negotiated during said period, the accounting value of the shares will be used. In the case where the offer is of more than one series of shares, the average measured by this paragraph will be used for each one of the series that will be cancelled and the highest average of the quoted value of the public offering of all the series will be used.

Five business days prior to the commencement of the offering, the board of directors must disclose its opinion with respect to the fairness of the offer price, taking into account the rights of minority shareholders pursuant to second paragraph of Article 16 of the Mexican Securities Act, and the opinion of the Audit Committee, which, in case the same is contrary, it must be disclosed. If the board of directors is precluded from making this determination as a result of a conflict of interest, the board's opinion must be based on a fairness opinion issued by an "Independent Expert" (which is defined below) selected by the audit committee, in which special emphasis to the rights of the minority shareholders is made.

Shareholders that own the majority of the ordinary shares or that have the possibility, under any title, to impose decisions in the general shareholders meetings or to appoint the majority of the members of the Board of Directors, are not required to make a tender offer if the deregistration is approved by 95% of the shareholders and the aggregate consideration payable for publicly-traded shares by "Public Investors" (which is defined below) does not exceed UDI 300,000. Nonetheless, the trust mechanism described above must still be implemented. The Company will make notice of the cancellation and formation of the trust through an electronic system of information diffusion or an equivalent system that has been authorized by the Mexican Stock Exchange, S.A. de C.V. or by the National Banking and Securities Commission.

To give effect to the previous paragraph, "Public Investors" shall be understood as the person or persons who maintain securities of the Company, different from this last one, and that qualify as such in conformity with the Mexican Securities Market Act or the provisions or rules issued by the National Banking and Securities Commission. "Independent Expert" is defined as the person or persons that meet the prerequisites mentioned in the Mexican Securities Market Act or in the provisions or rules emitted for such effect by the National Banking and Securities Commission.

The aforementioned in this clause is applicable to the titles and representative units of two or more shares of one or more series of shares of the Company.

The shareholders that are obliged to make a tender offer as foreseen in this clause, may request to the National Banking and Securities Commission to authorize them, considering the financial situation and prospective of the Company, to use a different method for calculating price referred to in this clause, given that a report of the Board of Directors and a favorable opinion of the Audit Committee, containing the motives which justify a distinct price and accompanied by a price given by an Independent Expert with special emphasis that the price is consistent with Article 16 of the Mexican Securities Market Act, is presented.

SIXTEENTH. The titles or provisional certificates that represent the shares that will be registered and may represent one or more shares, in accordance with Article 125 of the Mexican General Business Corporations Act, will indicate series or sub-series, will contain the text of the Fifth Clause of these by-laws and will be subscribed by two regular members of the Board of Directors.

In the case of shares deposited in a securities deposit institution or when such institution receives directly from the Company the corresponding securities derived from the exercised of the corporate rights on behalf of the depositors, the Company, prior authorization of the securities deposit institution, may deliver to such institution multiple certificates or one single certificate representing part or all of the shares relating to the issuance and deposit, which may be issued in favor of such institution for securities deposit, with the assumption that the institution will make the appropriate entry in the registration book to. In this case, the titles will be issued with the statement that they are deposited in a securities deposit institution and it is not necessary to mention the name, domicile or nationality of the title holder. When the Company and the securities deposit institution agreed so, these titles may be issued without attached coupons. In this case, the certificates issued by the securities deposit institution shall be considered for all legal purposes as coupons, in accord with the Mexican Securities Market Act.

CHAPTER THREE

MEETINGS OF SHAREHOLDERS

SEVENTEENTH. The supreme authority of the Company is the shareholders' meeting. The meetings of shareholders will be general or special, if they are general, being ordinary or extraordinary. Extraordinary meetings will be those called in order to handle any indicated item of Article 182 of the Mexican General Business Corporations Act, and may meet to discuss the items mentioned in the Twenty-Second Clause, section B of these by-laws. Ordinary meetings will be those called to deal with items under Article 181 of the Mexican General Business Corporations Act and to discuss whatever other item not reserved to extraordinary meetings.

EIGHTEENTH. The Board of Directors, its Chairman or Statutory Auditor of the Board of Directors may call the shareholder meetings. Shareholders that hold voting shares, including in limited or restricted form, that represent at least 10% (ten percent) of share capital may request that a general shareholders' meeting be called, as per the terms of Article 184 of the Mexican General Business Corporations Act.

Any shareholder has the same right as described in Article 185 of the Mexican General Business Corporations Act. If a meeting is not called within 15 (fifteen) days following the date of the request, a Civil or District Judge of the domicile of the Company will call a meeting upon the petition of an interested shareholder, who should prove that he/she is titleholder of the shares for said purpose.

The calling of ordinary, extraordinary or special meetings shall be published in an official newspaper in the corporate domicile of the Company or in one of the newspapers of greatest circulation within said domicile, at least 15 (fifteen) days prior to the date decided for the meeting. The summons for the meeting should contain the agenda and should be signed by the person or the persons who create the summons.

From the moment in which the called for the shareholders' meeting is published, the information and documents related to each of the agenda points to be discussed in the meeting should be available in the offices of the Company, immediately and without charge.

In conformity with the second paragraph of Article 178 of the Mexican General Business Corporations Act, resolutions made outside of the meeting, by unanimous vote of the shareholders that represent all shares with voting rights or of a special series of shares that is being discussed, will have all legal rights and the same value as if they had been adopted within a general or special meeting, respectively, given that the shareholders confirm the decision in writing.

NINETEENTH. Only the persons who are registered as shareholders in the Shareholder Registry, as well as those that present the certificates issued by S.D. Indeval, S.A. de C.V., Institution for the Deposit of Securities, completed with the list of depositors in it, will have the right to attend or to be represented in the shareholders' meeting, for which the Mexican Securities Market Act will be applicable. Shareholders may be represented in the meeting by a person or persons that are designated and given power, in a form decided by the Company, which should follow those prerequisites listed in Article 14 Bis 3, section VI, clause c) of the Mexican Securities Market Act, or, as well, by means of a proxy letter or general or special power granted according to the applicable legislation. The Company should maintain at the disposition of accrediting intermediaries of the stock exchange at least fifteen (15) days prior to the date of the respective meeting, the mentioned forms upon which the Company relies, granting the power to represent shareholders in meetings, of which the Secretary of the Company will certify and inform the shareholder's meeting.

Each shareholder or his/her representative will have the right to one vote per share.

The members of the Board of Directors and Statutory Auditors of the Company may not represent any shareholder in the Company shareholders' meetings.

TWENTIETH. The minutes of the meetings will be transcribed by the Secretary into a book specified for the task and will be signed by the Chairman, the Secretary and the designated tellers, as well as any Statutory Auditors who attend.

TWENTY-FIRST. The meetings will be presided by the Chairman of the Board of Directors and in his/her absence, by the person who the shareholders designate by majority vote.

The Secretary of the shareholders' meetings will be the person who fills this role within the Board of Directors and, if this person cannot attend the meeting, the person who the shareholders designate by majority vote to act as Secretary. The Chairman will name two tellers from the shareholders, representatives of shareholders or guests who are present at the meeting, in order to count the shares represented, in order to determine if a quorum is present and, in that case, to count the votes made.

TWENTY-SECOND. A. The ordinary shareholders' meetings will take place at least once per year, within the 4 (four) months following the end of each fiscal year, and when called to discuss an item under its competence. Apart from the items included in the agenda, the meetings should discuss the following:

a. Discuss, approve or modify the report of the Board of Directors of the Company in relation to the financial situation and other accounting documents, including the report of the Auditing Committee, as per Article 172 of the Mexican General Business Corporations Act.

b. Decide the application of profits, if they exist.

c. Name members of the Board of Directors, Secretary, Statutory Examiners and their substitutes and members of the Executive Committee and determine their compensation.

d. Designate a maximum amount of resources that can be used for share repurchases.

e. Discuss the annual report of the Audit Committee presented by the Board of Directors as per Article 14, Bis 3, section IV of the Mexican Securities Market Act.

B. The following items are reserved for extraordinary meetings:

a. Extend the corporate duration of the Company;

b. Dissolution of the Company;

c. Increase or decrease fixed share capital;

d. Change of the Company's corporate purpose;

e. Change of the Company's nationality;

f. Transformation of the Company;

g. Merger with another Company and spin-off of the Company;

h. Issue preferred shares;

i. Share redemptions and issuance of possessive stock or stock with limited voting rights, preferred stock or stock with characteristics distinct of those of the ordinary class;

j. Delisting of the shares, except on those quoting systems and other markets that are not organized as stock exchanges;

k. Any amendments to the bylaws;

l. Any other item for which the law or by-laws require a special quorum.

TWENTY-THIRD. In order for an ordinary shareholders' meeting be considered legal when convened for the first time, at least half of share capital should be present, and the resolutions will be valid when approved by the majority of the shares represented. In the case of the second or later meeting, the ordinary shareholder meetings may be validly recognized with whatever number of shares present, and the resolutions made will be valid when the majority of present shares approves the resolution.

TWENTY-FOURTH. In order for an extraordinary shareholders' meeting be considered legal when convened for the first time, at least three-fourths of share capital shall be present, and in order for the resolutions to be valid, at least half of share capital must approve them. In the case of the second or later meeting, the extraordinary shareholders' meetings may validly meet if at least fifty-one percent of the shares in which share capital is divided is present, and their resolutions will be valid if at least half of share capital approves the measure by vote.

A favorable vote of 95% (ninety-five percent) of share capital is required in order to release the shareholders that own the majority of the ordinary shares or that have the possibility, under any title, to impose decisions in the general shareholders meetings or to appoint the majority of the members of the Board if Directors, of its obligation to make a tender offer of shares in the case of a delisting of the Company in the National Securities

Registry, and always comply with any other requirement as set forward by the National Banking and Securities Commission.

TWENTY-FIFTH. Those shareholders that represent at least 10% (ten percent) of the shares represented at an ordinary or extraordinary meeting, may request to postpone the voting of whatever item of which they do not consider themselves to be sufficiently informed, as per Article 199 of the Mexican General Business Corporations Act.

Those shareholders that represent at least 20% (twenty percent) of share capital, may judicially oppose resolutions of general meetings, at which they have the right to vote, given that they follow the prerequisites of Article 201 of the Mexican General Business Corporations Act, Article 202 being equally applicable.

Those shareholders that represent at least 15% (fifteen percent) of share capital, may directly execute civil action against the Company in conformity with the Thirty-Eighth Clause of these by-laws.

TWENTY-SIXTH. For special meetings, the same rules as mentioned in the Twenty-Fourth Clause for extraordinary meetings apply, but refer to the special category of stock to which they are speaking.

CHAPTER FOUR

ADMINISTRATION AND SURVEILLANCE OF THE COMPANY

TWENTY-SEVENTH. The direction and administration of business and goods of the Company will be entrusted to the Board of Directors that will be composed of at least 5 (five) and at most 20 (twenty) members, of which at least 25% (twenty-five percent) should be independent, as decided at the corresponding shareholders' meeting, as per Article 14 Bis of the Mexican Securities Market Act. For each shareholding director, there should be a designated substitute, the substitutes of the independent directors will have the same character. The Directors will be designated in the following form:

1. All shareholders or groups of shareholders that represent at least 10% (ten percent) of the shares with voting rights will have the right to designate a director and his/her respective substitute, in the event of the absence of the first, by resolution at an ordinary meeting held for such effect.

2. All minority shares with restricted voting rights distinct from those set forth in Article 113 of the Mexican General Business Corporations Act or of limited vote as the name alludes, that represents at least 10% (ten percent) of share capital, will have the right to designate at least one director and his/her respective substitute; if the minorities fail to designate such substitute, the holders of said class of shares will enjoy the right to

name at least two advisors and their substitutes. In the second case, the designations, substitutions and revocations of directors, will be decided in a special meeting. The nomination of these directors may only be revoked if the nomination of all directors is revoked. The designation or election of the members of the Board of Directors will be made by an ordinary or special shareholders' meeting, by a favorable vote of the majority of the holders of the representative shares of share capital that are present at the corresponding meeting.

TWENTY-EIGHTH. The members of the Board of Directors may or may not be shareholders; they will hold their position for one year but will continue to carry out their role until the person designated to substitute them takes over; they may be reelected and will receive payment, the amount of which will be decided by an ordinary shareholders' meeting.

TWENTY-NINTH. In the case of the inability of a shareholders' meeting to expressly designate, the Board of Directors, in the first session that occurs immediately after the designated meeting, will name the Chairman, the Secretary and their substitutes, it being understood that the Secretary (and his/her substitute) does not need to be a member of the Board of Directors. The Board of Directors will also designate the persons that will fill the other positions that will be established for the realization of its functions. Temporary or definitive absences in the Board of Directors will be filled by the respective substitutes.

The Chairman of the Board of Directors will preside over the meetings of the Board of Directors and, in his/her absence, will be presided over by one of the members that the other assistants designate by majority vote and will fulfill and execute the agreements of the shareholders' meetings and of the Board of Directors without the need of a special resolution.

The members of the Board of Directors will be responsible for the resolutions that are adopted as per clause 18 of the Thirty-Second Clause of these by-laws, except in the case that is laid out in Article 159 of the Mexican General Business Corporations Act.

Copies or evidence of the minutes of the meetings of the Board of Directors and of the shareholders' meetings, as well as the entries in the books and corporate registries and of whatever document in the archive of the Company may be authorized and certified by the Secretary of the Board of Directors or his/her substitute, who will be permanently delegated to meet with the notary public of his/her choice to formalize the minutes of the meetings of the Board of Directors and of the shareholders' meetings, as well as to grant powers of attorney that the same Board grants. Likewise, the Secretary of the Board of Directors or his/her substitute is responsible for redacting and depositing in the respective books the minutes of the meetings, meetings of the Board of Directors, of the Executive Committee to which the Thirty-Third Clause refers and of the Audit Committee to which the Thirty-Fourth Clause refers, and in a similar manner, dispatch certified copies of the nomination, signatures and duties of the officers of the Company.

The Board of Directors should meet at least once every trimester.

THIRTIETH. The calls for the meetings of the Board of Directors shall be sent by mail, fax or courrier to the members of the Board of Directors to his/her home at least 5 (five) days prior to the date of the session, giving proof of receipt of the respective call. Said call shall contain the agenda for the meeting and indicate the place, date and time of the meeting.

The Chairman of the Board of Directors, at least 25% (twenty-five percent) of the directors and any of the statutory examiners of the Company, shall call a session of the Board of Directors.

The corresponding minutes of the meetings of the Board of Directors shall be authorized by whoever fills the role of Chairman and Secretary of the corresponding session and will be registered in a specific book for said effects.

Resolutions may be adopted outside a session of the Board of Directors by unanimity of the members or their respective substitutes, and said resolutions will have legal effect and be valid as if they had been adopted within a session of the Board of Directors, given that they are confirmed in writing. The confirmation document shall be sent to the Secretary of the Company, who will transcribe the respective resolutions in a book of corresponding minutes and will indicate that said resolutions were adopted in conformity with these by-laws.

THIRTY-FIRST. In order for the meetings of the Board of Directors to be valid, the attendance of the majority of its members is required and the resolutions will be valid when the majority of the members present vote in favor; in the case of a tie, the Chairman of the Board of Directors will have the tie-breaking vote.

The meetings will be held in the domicile of the Company or in whatever other place the Board of Directors designates.

THIRTY-SECOND. The Board of Directors is the legal representative of the Company and will be invested with and will have, among others, the following duties and obligations:

1. Execute the power of the Company to bring lawsuits and realize collections, which is conferred without limitation and in conformity with the first paragraph of the article two thousand five hundred and four of the Civil Code of the Federal District and the related parts of the Civil Code of all the States of the Republic of Mexico; the Board of Directors is authorized but not limited, to: end the legal action, even though it is a judicial appeal (*juicio de amparo*); compromise; submit to arbitration; articulate positions; relinquish goods; make appeals; receive payment; and execute all kinds of acts expressly determined by law, while representing the Company before judicial and

administrative, criminal, civil or other kinds of authorities, as plaintiff or co-plaintiff to the Public Minister in criminal proceedings, before authorities and tribunals of labor and before the Secretary of External Relations in order to celebrate agreements with the Federal Government.

2. Create administrative acts, in accord with the second paragraph of article two thousand five hundred fifty-four of the Civil Code for the Federal District and correlating articles of the Civil Codes of all States of the Mexican Republic.

3. Create acts of possession in terms of the third paragraph of article two thousand five hundred fifty-four of the Civil Code for the Federal District and correlating articles of the Civil Codes of all States of the Mexican Republic.

4. Designate and remove the CEO, and the general or special managers and other officers, representatives, agents and employees of the Company or to create for each duties, obligations, conditions of employment, pay and loan guarantees.

5. Acquire and dispose of shares and interests in other companies, in accord with these by-laws.

6. Issue, subscribe, endorse and negotiate all kinds of credit instruments in the name of the Company and designate persons who may to realize said acts, as per Article Nine of the General Law of Titles and Operations of Credit.

7. Open and cancel bank accounts in the name of the Company and authorize and designate persons that control the same.

8. Call ordinary, extraordinary or special shareholders' meetings, as per these bylaws, or when considered proper, and fix the date and time of said meetings in order to create resolutions.

9. Formulate internal labor rules.

10. Name and remove external auditors of the Company.

11. Establish branches and agencies of the Company in any part of the Mexican Republic or abroad.

12. Determine how to vote shares that are held by the Company in the extraordinary or ordinary shareholders' meetings of the companies of which it is the majority shareholder. They may designate individuals to case the vote in the form decided by the Board of Directors.

13. Confer general or special powers and delegate any of the duty previously mentioned, except those that relate to the exercise of tasks exclusive to the

Board of Directors by Law or in these Bylaws, always reserving for itself the revocation of the powers granted to the Board itself.

14. Realize all types of acts authorized by these bylaws or that are the consequence of the same, including the issuance of all kinds of required opinions in accord with the Mexican Securities Market Act and the provisions set forth by the National Banking and Securities Commission.

15. Designate the person or persons responsible for the acquisition and placement of its own stock as discussed under the Eighth Clause of these bylaws.

16. Establish an Executive Committee to which the Thirty-Third Clause refers and the Audit Committee to which the Thirty Sixth Clause refers, create its duties and obligations for these committees, determine the composition and designate their members and create the respective rules that govern how they function.

17. Establish other committees that the Board of Directors considers necessary for the development of the operations of the Company, create its duties and obligations, determine the composition and designate its members and create rules that govern how it functions.

18. Approve the normal business operations that occur between the Company and its shareholders, with persons that form part of the administration of the Company or with those said persons that maintain patrimonial ties or that have a blood relationship or affinity twice removed, the spouse or concubine, which is non-delegable; purchase or sell 10% (ten percent) or more of the assets of the Company; grant guarantees amounting to more than 30% (thirty percent) of the assets of the Company, and in a similar manner, operations realized on behalf of the Company that relate to distinct acts than those previously mentioned that represent more than 1% (one percent) of the total assets of the Company.

THIRTY-THIRD. The Company may have an Executive Committee that will be comprised of the number of shareholding directors or their substitutes from the Board of Directors of the Company that the ordinary meeting determines. The designations of the members of the Executive Committee, including the Chairman of said Executive Committee, will be realized by an ordinary shareholders' meeting or the Board of Directors. The ordinary meeting or the Board of Directors shall designate a substitute for each member of the Committee. The members of the Executive Committee will hold their position for one year, unless they are relieved of their position by an ordinary shareholders' meeting, but in all cases will continue in their post until the person designated to take over their position does so; they may be reelected and receive remunerations that the ordinary shareholders' meeting determines.

The Executive Committee will meet when called by the Secretary of the Board of Directors or his/her substitute, the Chairman or any two of its own members, with at least 5 (five) days of anticipation, giving in whatever case, call the Statutory Auditors of the Company, who have the right to assist verbally but may not vote. The call should be sent by mail, telegram, fax, messenger or whatever other method assures that the members of said Committee receive the call 5 (five) days prior to the date of the session. The call shall be signed by the Secretary of the Board of Directors of the Company or his/her substitute, which hold said position within the Executive Committee.

To ensure that the meetings of the Executive Committee are valid, it is necessary for at least the majority of its members to be present. The resolutions of the Executive Committee should be approved by the favorable vote of the majority of its members.

Resolutions taken outside a meeting of the Executive Committee, by the unanimous vote of its members, will have legal effect and the same validity as if they had been adopted within a meeting of the Committee, as long as they are confirmed in writing. The resolutions adopted in accord with this paragraph should be written in a special book as per the last paragraph of this clause.

The Executive Committee will have the duties that the Board of Directors grants in accord with points 1, 2, 3, 4, 5, 6, 8, and 12 of the Thirty-Second Clause, duties which may be amplified or restricted in any moment by an ordinary shareholders' meeting, without amending these by-laws.

The Executive Committee will not realize the activities that are reserved exclusively and are not delegable by law or these by-laws to the shareholders' meeting or to the Board of Directors. The Executive Committee may not delegate any combination of its duties to another person, but may designate the persons that should execute resolutions. If they do not designate a person, the Chairman or Secretary may execute the resolutions of the Committee.

For each meeting of the Executive Committee minutes will be created that will be transcribed into a special book, which will list attendance of the members of the Committee and resolutions adopted; it should be signed by those acting as Chairman and Secretary.

THIRTY-FOURTH. The Company has an Audit Committee, which will be comprised of the number of members that the Board of Directors determines, of which the Chairman and the majority of the Committee will be independent directors, as per Article 14 Bis of the Mexican Securities Market Act. The Statutory Advisor(s) of the Company will attend the meetings of the Audit Committee, but will attend as invitees with the right to verbally advise, but not to vote.

The Auditing Committee will have, among others, the following duties:

a. Prepare an annual report of its activities and present it to the Board of Directors and to the shareholders' meeting.

b. Give an opinion about business with related persons to which number 18 of the Thirty-Second Clause in these by-laws allude.

c. Propose the hiring of experts where proper, with the goal of expressing their opinion in respect to the operations mentioned in section b) above and other operations that do not take part in the common course of the Society's business.

d. Verify that the Company meets applicable norms.

e. Anything else required by laws, provisions and general rules that are applicable to the Company.

The Audit Committee will meet at the request of the Secretary of the Board of Directors or his/her substitute, the Chairman or any two of its members, with at least 5 (five) days of anticipation, also given to the Statutory Auditors of the Company, who have the right to attend and speak but may not vote. The call shall be sent by mail, telegram, fax, courier or whichever other method assures that the members of the Committee receive it at least 5 (five) days prior to the date of the meeting. The summons shall be signed by the Secretary of the Board of Directors or his/her substitute, which has the same capacity within the Audit Committee.

In order for the meetings of the Audit Committee to be valid, the attendance of at least the majority of its members will be necessary. The resolutions of the Audit Committee shall be approved by a favorable vote of the majority of its members attending to the meeting.

Resolutions made outside a session of the Audit Committee, by the unanimous vote of its members, will have legal effect and the same validity as if they had been adopted within a meeting of the Committee, given that they are made in writing. The resolutions adopted in accord with this paragraph should be recorded in a special book to which the last paragraph of this clause refers.

The Audit Committee shall not realize the activities which are exclusively reserved and non-delegable by law or by these by-laws to the shareholders' meetings or to the Board of Directors. The Audit Committee may not delegate its duties to any person, but may designate the persons that may execute its resolutions. In the event that they fail to designate the person to carry out the resolutions, the Chairman or Secretary may execute the resolutions of the Committee.

For each meeting of the Audit Committee the minutes will be transcribed into a special book; in which will be recorded the attendance of the members of the Committee and resolutions adopted; it should be signed by those acting as Chairman and Secretary.

THIRTY-FIFTH. The operation of the business shall be entrusted to a CEO, designated by the Board of Directors, and will enjoy the duties that the Board of Directors places in him/her as per the delegable attributes set out in the Thirty-Second Clause of these by-laws. The CEO may or may not be a shareholder or member of the Board of Directors, and will remain in his/her position indefinitely until the Board of Directors designates a person to substitute him/her and that person takes over the position.

THIRTY-SIXTH. The surveillance of the Company shall be entrusted to one or more Statutory Auditors and their respective substitutes who are designated by an ordinary shareholders' meeting. Shareholders that hold shares that represent at least 10% (ten percent) of the representative shares of share capital will have the right to designate a Statutory Auditor(s), if the nomination of the other statutory auditors is also revoked pursuant to the provisions set forth in section III of article 14 bis 3 of the Securities Market Act. The Statutory Auditors and, if applicable, their substitutes do not need to be shareholders of the Company, will be named annually, may be reelected one or more times and will continue in their position until a meeting names new persons to those positions and those designated assume their position.

The Statutory Auditors shall be called to all meetings of the Board of Directors and to all meetings of the Executive Committee and of the Auditing Committee.

The Statutory Auditors will have the duties and obligations that are set forth in Article 166 of the Mexican General Business Corporations Act, as well as those that are delegated by the shareholders' meeting and will receive the remuneration that the shareholders determine.

THIRTY-SEVENTH. Neither the members of the Board of Directors members of the Executive Committee, Auditing Committee, Secretaries or Statutory Auditors, their respective substitutes, Directors or Managers, will have the obligation to give a guarantee that ensures the fulfillment of the responsibilities they could encounter in the realization of their duties, except for when the shareholders' meeting has established such an obligation.

THIRTY-EIGHTH. Shareholders that represent at least 15% (fifteen percent) of share capital, may exercise a civil action (*acción de responsabilidad civil*) directly against the administrators, given that they follow the prerequisites set forth in Article 163 of the Mexican General Business Corporations Act. Such an action may be exercised also with respect to the statutory auditors and members of the Auditing Committee to which the Thirty-Fourth Clause of these by-laws refers, adjusting the legal cite.

The members of the Board of Directors, Statutory Auditors that attend the Auditing Committee and, in that case, the members of the said Committee, that have an interest opposite to that of the Company may make it known to the rest of the members of the Board of Directors or to the members of the Auditing Committee, and abstain in all deliberations and resolutions with respect thereto.

THIRTY-NINTH. The Company is obliged to indemnify and hold harmless its members, proprietors and their substitutes, officers of the Board of Directors, members of the Executive Committee, members of the Auditing Committee and members of whatever other committee the Company creates, in relation to the legal fulfillment of his/her position, against any complaint, lawsuit, proceeding or investigation that is initiated in Mexico or in any of the countries where the Company is registered, where shares of the Company are quoted, where other securities based in said shares are issued or where other securities with a fixed or variable return are issued by the Company, including payment of whatever damage or prejudice that may have been caused in the amount necessary to arrive, where opportune, at a compromise, including the totality of the honorariums and expenses of the attorneys and other advisors that are hired to protect the interests of these persons in the mentioned positions. The Board of Directors is the organ with the ability to determine whether it is proper to hire the services of attorneys or other advisors apart from those that are advising the Company, except when for the stated complaints, lawsuits, procedures or investigations that result from negligence, recklessness (*dolo*) or bad faith.

CHAPTER FIVE

FISCAL YEAR AND FINANCIAL INFORMATION

FORTIETH. The fiscal year of the Company coincides with the calendar year. In the case that the Company enters bankruptcy or merges, its fiscal year will end as of the date upon which it enters bankruptcy or merges.

FORTY-FIRST. Within the 4 (four) months after the end of each fiscal year, the Board of Directors will prepare the following financial information and whatever other information that is necessary, in accord with applicable legal provisions:

1. A report of the Board of Directors about the business of the Company and of its principal Subsidiaries for the year, mentioning the policies the Board of Directors followed and, where applicable, discussing principal projects that were in existence;
2. A report in which they enumerate and explain the principal policies and accounting criteria and methods followed in the preparation of financial information;
3. A study that demonstrates the financial situation of the Company as of the fiscal year's end.
4. A study that explains and classifies the results of the Company during the fiscal year;
5. A study that shows the changes in the financial situation of the Company during the fiscal year.
6. A study that shows the changes in the shareholders' equity of the Company that occurs during the fiscal year, and

7. Notes that are necessary to complete and clarify the information that was supplied in the previous studies.

CHAPTER SIX

PROFIT AND LOSS

FORTY-SECOND. The net profits of each fiscal year, according to the Financial Statements, once deducted the necessary amounts to: (i) make payments on any taxes; (ii) set aside mandatory reserves, and (iii) if applicable, amortize the losses of previous fiscal years, shall be applied in the following manner:

1. 5% (five percent) in order to set up or replace the legal reserve fund, until such fund is equal to twenty percent of paid share capital.
2. The amounts that the meeting determines in order to create or increase the general or special reserves.
3. The amount that the meeting determines in order to purchase its own shares, as per what is established through legislation and these bylaws.
4. The remainder will be applied according to resolutions of the shareholders' meeting, as well as to pay a dividend to all shareholders, in proportion to the number of shares held.

FORTY-THIRD. Losses, if there are any, will be recognized by all shareholders, in proportion to the number of shares and in the corresponding fiscal year.

CHAPTER SEVEN

DISSOLUTION AND LIQUIDATION

FORTY-FOURTH. The Company will dissolve if any of the cases envisioned by Article 229 of the Mexican General Business Corporations Act occurs.

FORTY-FIFTH. Once dissolved, the Company will go into liquidation. An extraordinary shareholders' meeting will designate one or more liquidators who will have the duties established under the Mexican General Business Corporations Act or that the shareholders' meeting designates.

FORTY-SIXTH. The liquidator(s) will realize the liquidation of the estate in accord with a decision of a shareholders' meeting, and in its failure to do so, with the guidance of the following and in conformity with the respective chapter of the Mexican General Business Corporations Act:

1. Conclude business in the manner they determine is the most proper;
2. Charge creditors and pay the debts of the Company;
3. Sell the assets of the Company;
4. Create the final liquidation balance sheet, and

5. Distribute the remaining assets among shareholders, in proportion to the number of shares held, once the final liquidation balance is approved.

During the liquidation, the shareholders' meetings will meet in the form previously set out in the current by-laws, and the liquidator(s) will carry out functions equivalent to those that the Board of Directors is authorized to carry out during the course of business of the Company, and the Statutory Auditors will continue to carry out their functions in respect to the liquidator(s) as if the liquidators were the Board of Directors.

CHAPTER EIGHT

APPLICABLE LEGISLATION AND JURISDICTION

FORTY-SEVENTH. In regard to everything that is not expressly stated in these by-laws, the provisions of the Mexican General Business Corporations Act, the Mexican Securities Market Act, the provisions set forward by the National Banking and Securities Commission and other applicable legislation in the United Mexican States govern.

FORTY-EIGHTH. All conflicts, disputes, differences or irreconcilable disagreements that arise among two or more shareholders or among two or more groups of shareholders or between any shareholder and the Company, that arises from the present by-laws or that is related to them, shall be resolved before the competent tribunals of Mexico City, Federal District, United States of Mexico, the parties expressly submit to the jurisdiction of said tribunals with renunciation to any other jurisdiction that could correspond in connection with their actual or future residence.

Exhibit 10

Independent accountants' review report

The Board of Directors and Stockholders
Industrias CH, S.A. de C.V.

We have reviewed the accompanying unaudited consolidated balance sheets of Industrias CH, S.A. de C.V. and subsidiaries (the Company) as of September 30, 2003 and 2004, and the related unaudited consolidated statements of income, stockholders' equity and changes in financial position for the nine-month periods ended September 30, 2003 and 2004. These consolidated financial statements are the responsibility of the Company's management.

We have previously audited the consolidated financial statements of the Company as of December 31, 2003, (presented separately herein) and in our report dated April 26, 2004, we expressed an unqualified opinion on those consolidated financial statements.

We conducted our review in accordance with standards established by the Mexican Institute of Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters, reading the minutes of stockholders and board of directors meetings, and obtaining an understanding of the Company's internal control as it relates to the preparation of interim financial information.

A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in México, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying unaudited consolidated interim financial statements in order for them to be in conformity with accounting principles generally accepted in México.

KPMG Cárdenas Dosal, S.C.

Guillermo Terán Mares

México, City, November 8, 2004.

INDUSTRIAS CH, S. A. DE C. V. AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

(Thousands of constant Mexican pesos as of September 30, 2004)

	As of September 30, 2003	As of September 30, 2004	(Thousands of U.S. dollars—note 2k) 2004
Assets			
Current assets:			
Cash and cash equivalents	Ps 534,652	Ps 668,660	US$ 58,552
Trade accounts receivable, net (note 3)	705,058	1,267,242	110,967
Other accounts receivable (note 3)	82,053	158,013	13,837
Inventories, net (note 4)	1,791,259	2,216,597	194,098
Prepaid expenses	13,216	70,429	6,167
Derivative financial instruments	—	56,378	4,937
Total current assets	3,126,238	4,437,319	388,558
Property, plant and equipment, net (note 5)	6,593,560	7,557,303	661,760
Other assets, net	391,833	348,341	30,503
	Ps10,111,631	Ps12,342,963	US$1,080,821
Liabilities and Stockholders' Equity			
Current liabilities:			
Short-term loans with related parties (note 6a)	Ps 34,381	Ps 51,407	US$ 4,501
Current installments of long-term debt (note 6b)	4,145	3,446	303
Long-term debt reclassified to current liabilities (note 6b)	19,153	—	—
Trade accounts payable	447,630	528,456	46,275
Other accounts payable and accrued liabilities	119,545	264,290	23,143
Income and asset taxes payable	199,863	310,491	27,188
Employee statutory profit sharing	1,349	249	22
Related party accounts payable	9,663	69,244	6,063
Total current liabilities	835,729	1,227,583	107,495
Seniority premiums	10,114	13,971	1,223
Deferred income taxes and employee statutory profit sharing (note 7)	1,817,954	2,313,498	202,583
Other	4,488	4,040	354
Total long-term liabilities	1,832,556	2,331,509	204,160
Total liabilities	2,668,285	3,559,092	311,655
Negative goodwill, net (note 2b)	480,174	—	—
Stockholders' equity:			
Majority interest:			
Capital stock	4,266,737	4,266,737	373,620
Additional paid-in capital	752,291	752,291	65,875
Retained earnings	1,727,560	3,272,010	286,516
Share repurchase reserve	310,997	310,997	27,233
Cumulative deferred income taxes	(781,637)	(781,637)	(68,445)
Equity adjustment for non-monetary assets	34,351	125,121	10,956
Excess of fair value of derivative financial instruments over cost	—	22,063	1,932
Total majority interest	6,310,299	7,967,582	697,687
Minority interest	652,873	816,289	71,479
Total stockholders' equity	6,963,172	8,783,871	769,166
Commitments and contingent liabilities (note 8)			
	Ps10,111,631	Ps12,342,963	US$1,080,821

See accompanying condensed notes to unaudited consolidated financial statements.

Unaudited Consolidated Statements of Income

(Thousands of constant Mexican pesos as of September 30, 2004, except per share data)

	For the nine-month periods ended September 30, 2003	For the nine-month periods ended September 30, 2004	(Thousands of U.S. dollars—note 2k) 2004
Net sales	Ps 3,336,468	Ps 5,717,459	US$ 500,653
Cost of sales excluding depreciation and amortization	2,164,904	3,406,161	298,263
Depreciation and amortization	90,947	85,073	7,449
Gross profit	1,080,617	2,226,225	194,941
Selling, general and administrative expenses	352,588	400,216	35,045
Depreciation and amortization	144,195	159,604	13,976
Total operating expenses	496,783	559,820	49,021
Operating income	583,834	1,666,405	145,920
Comprehensive financial results, net (note 2f)	(8,261)	8,971	785
Other income, net (including amortization of negative goodwill of Ps156,110 in 2003) (note 2b)	125,439	49,566	4,340
Gain on extinguishment of debt (note 6a)	157,191	—	—
Total other income	282,630	49,566	4,340
Income before income taxes, employee statutory profit sharing, effect of change in accounting principles, and minority interest	858,203	1,724,942	151,045
Income taxes (note 7)	112,319	481,132	42,130
Employee statutory profit sharing (note 7)	(508)	(179)	(16)
Cumulative effect as of January 1, 2004 of change in accounting principles, net of income tax (note 2b)	—	(291,154)	(25,495)
Consolidated net income	746,392	1,535,143	134,426
Minority interest	(39,927)	(131,522)	(11,517)
Majority interest net income	Ps 706,465	Ps 1,403,621	US$ 122,909
Earnings per share:			
Number of shares used in computation	84,671,458	120,169,248	120,169,248
Earnings per share (pesos and U.S. dollars)	Ps 8.34	Ps 11.68	US$ 1.02

See accompanying condensed notes to unaudited consolidated financial statements.

INDUSTRIAS CH, S. A. DE C. V. AND SUBSIDIARIES

Unaudited Consolidated Statements of Stockholders' Equity

Nine-month periods ended September 30, 2003 and 2004
(Thousands of constant Mexican pesos as of September 30, 2004)

	Capital stock	Additional paid-in capital	Retained earnings	Share repurchase reserve	Cumulated deferred income taxes	Equity adjustment for non-monetary assets	Excess of fair value of derivative financial instruments over cost	Total majority interest	Minority interest	Total stockholders' equity
Balances at December 31, 2002	$3,114,116	752,291	1,021,095	302,449	(781,637)	(211,893)	—	4,196,421	624,833	4,821,254
Increase in capital stock	1,152,621	—	—	—	—	—	—	1,152,621	—	1,152,621
Acquisition of treasury stock	—	—	—	(903)	—	—	—	(903)	—	(903)
Disposition of acquired treasury stock	—	—	—	9,451	—	—	—	9,451	—	9,451
Net comprehensive income	—	—	706,465	—	—	246,244	—	952,709	28,040	980,749
Balances at September 30, 2003	$4,266,737	752,291	1,727,560	310,997	(781,637)	34,351	—	6,310,299	652,873	6,963,172
Balances at December 31, 2003	$4,266,737	752,291	1,868,389	310,997	(781,637)	55,341	11,492	6,483,610	677,367	7,160,977
Net comprehensive income	—	—	1,403,621	—	—	69,780	10,571	1,483,972	138,922	1,622,894
Balances at September 30, 2004	$4,266,737	752,291	3,272,010	310,997	(781,637)	125,121	22,063	7,967,582	816,289	8,783,871

See accompanying condensed notes to unaudited consolidated financial statements.

INDUSTRIAS CH, S. A. DE C. V. AND SUBSIDIARIES

Unaudited Consolidated Statements of Changes in Financial Position

(Thousands of constant Mexican pesos as of September 30, 2004)

	For the nine-month periods ended September 30, 2003	2004	(Thousands of U.S. dollars—note 2k) 2004
Operating activities:			
Majority interest net income	Ps 706,465	Ps 1,403,621	US$ 122,909
Add charges (deduct credits) to operations not requiring (providing) funds:			
Depreciation and amortization	235,142	244,677	21,425
Deferred income taxes and employee statutory profit sharing	(176,045)	65,766	5,759
Amortization of negative goodwill	(156,110)	(291,154)	(25,495)
Gain on extinguishment of debt	(157,191)	—	—
Write-off of idle machinery	18,425	—	—
Accrual for seniority premiums	1,347	3,893	341
Minority interest	39,927	131,522	11,517
Funds provided by operations	511,960	1,558,325	136,456
Net financing from (investing in) operating accounts:			
Accounts receivable, net	137,009	(98,130)	(8,593)
Related parties, net	(23,235)	8,586	752
Inventories, net	33,307	(402,666)	(35,260)
Prepaid expenses	(5,520)	(61,383)	(5,374)
Derivative financial instruments	—	(26,038)	(2,280)
Suppliers	117,947	169,185	14,815
Other accounts payable and accrued liabilities	(182,221)	(89,209)	(7,812)
Funds provided by operating activities	589,247	1,058,670	92,704
Financing activities:			
Capital stock increase	1,152,621	—	—
Short-term loans (payments)	(1,147,404)	17,236	1,509
Principal and interest payments on loans	(346,114)	(19,783)	(1,732)
Seniority premium payments	(1,400)	—	—
Payments to acquire treasury stock	(903)	—	—
Disposition of acquired treasury stock	9,451	—	—
Funds used in financing activities	(333,749)	(2,547)	(223)
Investing activities:			
Acquisition of property, plant and equipment	(60,773)	(1,144,427)	(100,213)
Other, net	24,083	(16,232)	(1,421)
Funds used in investing activities	(36,690)	(1,160,659)	(101,634)
Increase (decrease) in cash and cash equivalents	218,808	(104,536)	(9,153)
Cash and cash equivalents:			
At beginning of the period	315,844	773,196	67,705
At end of the period	Ps 534,652	Ps 668,660	US$ 58,552

See accompanying condensed notes to unaudited consolidated financial statements.

Condensed Notes to Unaudited Consolidated Financial Statements

September 30, 2003 and 2004
(Thousands of constant Mexican pesos as of September 30, 2004)

(1) Description of business—

Industrias CH, S.A. de C.V. and its consolidated subsidiaries (hereinafter ICH or the Company) is a diversified producer of a variety of steel products, including specialty steel, welded pipes, structurals, light structurals and rebar.

On August 9, 2004, the Company acquired certain assets of Atlax, S.A. de C.V. and certain of the assets of Operadora Metamex, S.A. de C.V. The assets consisted of inventories and facilities in Apizaco, Tlaxcala and Cholula, Puebla that produce specialty steel products. The purchase price of these assets was approximately US$120,000.

(2) Summary of significant accounting policies—

(a) Financial statement presentation—

The unaudited consolidated financial statements of Industrias CH, S.A. de C.V. and Subsidiaries (the Company) as of September 30, 2003 and 2004 and for the nine-month periods then ended, are presented in the same basis of accounting as described in the audited annual consolidated financial statements of the Company as of December 31, 2002 and 2003, and for each of the years in the three year period ended December 31, 2003, (presented separately) and, have been prepared in accordance with generally accepted accounting principles in Mexico (Mexican GAAP) for interim financial information.

The unaudited consolidated financial statements recognize the effects of inflation as required by Mexican Accounting Bulletin B-10, as amended, as described in the audited financial statements; consequently, all unaudited financial statements presented herewith were restated in constant pesos as of September 30, 2004 and therefore, are not directly comparable to the annual audited consolidated financial statements.

The indexes used in recognizing inflation were as follows:

September 30,	NCPI	Inflation
2003	105.275	2.30%
2004	110.602	3.37%

In the opinion of management of the Company, all adjustments which are of a normal and recurring nature, considered necessary to present fairly the financial information for the periods presented have been included. The unaudited consolidated financial statements as of September 30, 2003 and 2004, should be read in conjunction with the Company's year-end financial statements.

For purposes of disclosure, "Ps" means thousands of Mexican pesos, and "US$" means thousands of U.S. dollars.

(b) Principles of consolidation—

The unaudited consolidated financial statements include the financial statements of the Company and those subsidiary companies in which it holds over 50% and/or has control. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidation was based on the unaudited financial statements of the issuing companies.

Condensed Notes to Unaudited Consolidated Financial Statements — (Continued)
(Thousands of constant Mexican pesos as of September 30, 2004)

As of September 30, 2003 and 2004, the excess of book value over cost of acquired shares of subsidiary companies (negative goodwill) arose mainly from the acquisition of Simec, and is comprised as follows:

	2003	2004
Negative goodwill	Ps1,040,810	1,040,810
Less accumulated amortization	(560,636)	(1,040,810)
	Ps 480,174	—

The excess of book value over cost of acquired shares of subsidiary companies represents the excess of the carrying value of shares over the price paid for those shares at the acquisition date. It is adjusted for inflation by using NCPI factors and until December 31, 2003 is amortized by the straight-line method over a five-year period. The amortization for the nine-month period ended September 2003 of Ps156,110 is reported under "other income" in the statements of income. At January 1, 2004, the Company decided for an early adoption of Bulletin B-7 "Business Acquisitions"; therefore, the excess of book value over cost of acquired shares of subsidiary pending to be amortized as of that date was booked in the statements of income at September 30, 2004 as a change in accounting principles.

(c) Income and asset taxes, and employee statutory profit sharing—

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (asset tax) carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred employee statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may be reasonably estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

(d) Inflation adjustment of capital stock, other stockholder contributions and retained earnings—

This adjustment is determined by multiplying stockholder contributions and retained earnings by factors derived from the NCPI, which measure accumulated inflation from the dates of origin through September 30, 2004. The resulting amounts represent the constant value of stockholders' equity.

(e) Equity adjustment for non-monetary assets—

Represents the difference between the specific price-level of non-monetary assets and the values determined using factors derived from the NCPI, reduced by the related deferred tax effects from the date the related accounting standard was adopted.

Condensed Notes to Unaudited Consolidated Financial Statements — (Continued)

(Thousands of constant Mexican pesos as of September 30, 2004)

(f) Comprehensive financial results, net—

Comprehensive financial results, net comprise the following:

	2003	2004
Interest (gain) expense, net	Ps(16,947)	7,537
Foreign exchange gain, net	13,535	29,055
Monetary position loss	(4,849)	(27,621)
Comprehensive financial results, net	Ps (8,261)	8,971

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in force at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are reported in operations for the period.

Monetary position loss is determined by multiplying the difference between monetary assets and liabilities at the beginning of each month, including deferred taxes, by inflation factors through September 30, 2004. The aggregate of these results represents the monetary gain for the period arising from inflation, which is reported in operations for the period.

(g) Revenue recognition—

Revenue from the sale of products is recognized when the products are shipped and the customer takes ownership and assumes the risk of loss. The Company provides for sales returns and discounts, which are deducted from sales, as well as sales commissions and freight expenses, which are included in selling expenses.

(h) Earnings per share—

Earnings per share for each year have been computed by dividing the majority interest net income by the weighted average of shares outstanding for each period.

(i) Contingencies—

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the unaudited consolidated financial statements. Contingent revenues, earnings or assets are not recognized until their realization is virtually assured.

(j) Use of estimates—

The preparation of financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment; valuation allowances for receivables, inventories and deferred income tax assets; valuation of derivative financial instruments, and obligations related to employee benefits. Actual results could differ from those estimates and assumptions.

Condensed Notes to Unaudited Consolidated Financial Statements — (Continued)

(Thousands of constant Mexican pesos as of September 30, 2004)

(k) Convenience translation into U.S. dollars—

The Company maintains its accounting records and prepares its financial statements in Mexican pesos. The U.S. dollar amounts presented in the unaudited consolidated financial statements have been translated from the Mexican peso figures, solely for convenience of the reader, at the exchange rate of 11.42 pesos to one U.S. dollar, which was the exchange rate published by the Mexican Central Bank in the Official Gazette of Mexico on September 30, 2004. Such translation should not be construed as a representation that the Mexican peso amounts represent, or have been or could be converted into U.S. dollars at that or any other exchange rate.

(3) Trade and other accounts receivable—

Trade accounts receivable comprise the following:

	2003	2004
Trade	Ps795,693	1,366,731
Less allowance for doubtful accounts	90,635	99,489
	Ps705,058	1,267,242

Other accounts receivable comprise the following:

	2003	2004
Recoverable taxes	Ps —	36,543
Related parties	73,243	89,991
Other	8,810	31,479
	Ps82,053	158,013

(4) Inventories—

Inventories as of September 30, 2003 and 2004, are comprised as follows:

	2003	2004
Finished goods	Ps 612,100	675,818
Work in process	95,932	59,865
Raw materials	696,706	983,322
Materials, spare parts and rollers	104,634	110,322
Advances to suppliers and others	280,018	266,097
Goods in transit	21,704	156,451
	1,811,094	2,251,875
Less allowance for obsolete and slow-moving inventories	19,835	35,278
	Ps1,791,259	2,216,597

Certain inventories were pledged as guarantee for a subsidiary company's industrial mortgage loan, which was repaid in 2004.

Condensed Notes to Unaudited Consolidated Financial Statements — (Continued)

(Thousands of constant Mexican pesos as of September 30, 2004)

(5) Property, plant and equipment—

Property, plant and equipment comprise the following:

	2003	2004
Buildings	Ps2,532,318	2,665,071
Machinery and equipment	6,882,771	8,051,741
Transportation equipment	79,667	82,418
Computer equipment	32,564	38,037
Furnitures and fixtures	15,696	24,062
Idle machinery and equipment	75,617	70,384
	9,618,633	10,931,713
Less accumulated depreciation	3,700,178	4,143,863
	5,918,455	6,787,850
Land	666,320	745,305
Construction in progress	8,785	24,148
	Ps6,593,560	7,557,303

(6) Short-term loans with related parties and long-term debt—

(a) At September 30, 2003 and 2004, the Company has received short-term loans from related parties as follows:

	2003	2004
Herramientas CH, S.A. de C.V.	Ps 4,616	4,714
Construalco, S.A. de C.V.	4,791	4,984
Operadora de Procesos de Acero, S.A. de C.V.	4,076	3,953
Seyco Joist, S.A. de C.V.	—	17,865
Construnorte, S.A. de C.V.	20,898	19,891
	Ps34,381	51,407

At the Ordinary General Stockholders' meeting held on July 18, 2003, a resolution was passed to increase the variable portion of capital stock of the Company. The Company issued additional equity interests to Operadora de Manufacturera de Tubos, S.A. de C.V., Operadora de Compañia Mexicana de Tubos, S.A. de C.V., and Inmobiliaria Belgrado, S.A. de C.V., in exchange for the cancellation of Ps1,231,258 of indebtedness owed to these related parties. As a result of this transaction, the Company recognized a Ps.157,191 gain on extinguishment of debt in the unaudited consolidated statement of income as of September 30, 2003.

(b) The long-term debt as of September 30, 2003 and 2004 consists of the following:

	2003	2004
Industrial mortgage loan	Ps19,833	—
Medium-term commercial paper	3,465	3,446
Total long-term debt	23,298	3,446
Less current installments	4,145	3,446
Long-term debt, excluding current installments, classified under current liabilities	Ps19,153	—

The industrial mortgage loan was paid in March 2004.

Condensed Notes to Unaudited Consolidated Financial Statements — (Continued)
(Thousands of constant Mexican pesos as of September 30, 2004)

(7) Income and asset taxes, employee statutory profit sharing—

Since 1995, the Company, having received authorization from the Mexican tax authorities, has been filing consolidated income tax and asset tax returns.

In conformity with the Income Tax Law, in 2003 and 2004 the Company consolidated the taxable income of subsidiary companies for income tax and asset tax purposes on a 60% basis.

Under current Mexican tax law, companies must pay the greater of income tax or asset tax. Both taxes recognize the effects of inflations, although differently from accounting principles generally accepted in Mexico.

Employee statutory profit sharing is practically computed on the same basis as for Income Tax; however, the effects of inflation are not recognized.

The Asset Tax Law provides for a 1.8% tax on assets adjusted for inflation, less certain liabilities.

Income tax and employee statutory profit sharing are comprised as follows:

	2003	2004
Income tax:		
Current	Ps 286,656	415,187
Deferred	(174,337)	65,945
Total income tax	Ps 112,319	481,132
Employee statutory profit sharing:		
Current	Ps 1,200	—
Deferred	(1,708)	(179)
Total employee statutory profit sharing	Ps (508)	(179)

A new Income Tax Law was enacted on January 1, 2002. This law provides for a 1% annual reduction in the income tax rate beginning in 2003, so that the rate be 32% in 2005.

(8) Commitment and contingent liabilities—

Commitment—

(*a*) In 2003 the Company contracted with PEMEX Gas y Petroquímica Básica, derivative financial instruments for hedging the price fluctuations of natural gas prices. The hedge will establish the price for the Company's natural gas consumption from 2004 to 2006.

Contingent liabilities—

(*b*) In 1989, Pacific Steel, Inc. ("Pacific Steel"), a subsidiary of Simec based in National City, San Diego County, California, was required by the California Regional Water Control Board, San Diego Region (the "Regional Board") to sample soil associated with the storage of automobile shredder waste at its scrap yard. The automobile shredder waste had been generated by Pacific Steel's prior

(Thousands of constant Mexican pesos as of September 30, 2004)

scrap processing operations. The samples indicated the presence of contaminated soil. In 1990, in response to another directive issued by the Regional Board, Pacific Steel submitted a range of remedial alternatives to clean up the contaminated soil. The Regional Board has not responded to Pacific Steel's clean-up alternatives.

In September 2002, the California Department of Toxic Substances Control (the "Department") conducted an inspection of the scrap yard. On September 24, 2002, the Department issued an Imminent and Substantial Endangerment Determination and Schedule for Compliance, and on October 10, 2004, the Department issued a Complaint Investigation Report (collectively, the "Enforcement Orders"). The Enforcement Orders allege that certain soil piles and soil management and metal recovery operations violate hazardous waste laws and may cause an imminent and substantial endangerment to human health and the environment. On July 21, 2004, to address the problems alleged in the Enforcement Orders, the Department filed a Complaint for Civil Penalties and Injunctive Relief in San Diego County Superior Court. On July 26, 2004, the court, pursuant to simultaneous stipulation filings by the parties, entered a Final Judgment and Injunction Pursuant to Stipulation (the "Judgment"). The Judgment requires Pacific Steel to make a payment of $235,000 (to be paid in four payments of $58,750 over the course of one year), for penalties ($131,250), the Department's costs ($45,000), and a supplemental environmental project ($58,750). Pacific Steel has made two of the four payments. On August 12, 2004, pursuant to the Judgment, Pacific Steel and the Department entered a Corrective Action Consent Agreement (the "Consent Agreement"). Pacific Steel has retained consultants and work has commenced pursuant to the Consent Agreement. The Regional Board has orally indicated to us that satisfaction of this Consent Agreement with the Department will address its concerns with the site.

Based upon the advice of environmental engineering consultants retained by Simec, consultation with other parties and the fact that Pacific Steel has discontinued scrap processing operations, Simec believes, based upon present volume assumptions, that its liability will be between US$0.8 million and US$1.7 million with respect to the remediation of this site, exclusive of any contribution from third parties or insurance coverage. Simec maintains a reserve of approximately US$1.7 million (Ps.19.4 million). Management of the Company cannot assure you that the Regional Board or any other interested third party will not object to the terms of the Consent Agreement, or that remediation will cost more than management has estimated. Pacific Steel has discontinued processing scrap in its scrap yard in San Diego, but continues to collect raw scrap for transport to the Mexicali facility for processing.

Additionally, the Community Development Commission of National City, California ("CDC") has announced that it intends to pursue redevelopment of the site and is preparing to make an offer to Pacific Steel to purchase the site for fair market value less the cost of remediation and less certain investigation costs incurred by CDC. Pacific Steel has communicated to CDC that it will not be a voluntary seller of the site unless there is an alternate site on which it could relocate its business. CDC, as a redevelopment agency formed under California law, has the power to condemn the site for redevelopment purposes provided it pays fair market value for the site and, in the event relocation of the existing business is not feasible, the business as well. To date, Pacific Steel has not received a copy of the appraisal that CDC has indicated is being prepared and will be made available to Pacific Steel.

(c) On July 2, 2003, Compañía Siderúrgica de Guadalajara, S.A. de C.V. ("Siderúrgica de Guadalajara") filed nullification proceedings before the Tribunal Federal de Justicia Fiscal y Administrativa (Federal Tax and Administrative Court of Justice) against an official letter issued by

Condensed Notes to Unaudited Consolidated Financial Statements — (Continued)

(Thousands of constant Mexican pesos as of September 30, 2004)

the Administración Central de Auditoría Fiscal Internacional (Central International Fiscal Auditing Office) under the Servicio de Administración Tributaria (Internal Revenue Service), whereby Siderúrgica de Guadalajara is deemed to have unpaid taxes of approximately Ps98 million (as of September 30, 2004) on alleged omission (being jointly liable) for the payment of income taxes it should have withheld from third parties on interest payments abroad in 1998, 1999, 2000, and for the period from January 1 to June 30, 2001. The proceeding is currently pending. Management of the Company believes and it has been informed by legal counsel that there are reasonable defenses to obtain a favorable resolution for Siderúrgica de Guadalajara.

(d) The Company and its subsidiaries are involved in a number of lawsuits and claims arising in the normal course of business. The Company's management expects that the final outcome of these matters will not have a material adverse effect on the Company's financial position and results of operations.

(9) Recently issued accounting standard—

In March 2004, the Mexican Institute of Public Accountants issued Bulletin B-7, "Business Acquisitions." Bulletin B-7 applies for the periods beginning as of January 1, 2005. Early compliance is recommended, which as indicated in note 2b, the Company adopted as of January 2004.

Most relevant aspects of this Bulletin are:

➤ A purchase method is adopted as an only valuation rule in order to acquire businesses and investments in partnership entities.

➤ It modifies the goodwill treatment, eliminating its amortization and subjecting it to impairment regulations.

➤ It furnishes specific regulations for the acquisition of minority interests and for asset transfers or exchange of stock among entities under common control.

➤ It contemplates the accounting treatment of intangible assets recognized in a business acquisition, in accordance with Bulletin C-8 "Intangible Assets."

➤ Should there be negative goodwill pending to amortize it should be immediately amortized in the results of the period as part of the effect in change in accounting principles.

SHEARMAN & STERLING LLP

599 Lexington Avenue
New York, New York 10022
Fax/Mail Center Telephone: (212) 848-7222

FAX NUMBERS
(212) 848-7179
(212) 848-7180
(212) 848-7181

FAX COVER SHEET

May 19, 2005

Fax Recipient(s)				
Name	*Firm*	*Location*	*Fax Number*	*Office Phone*
Michael Coco, Esq.	Securities and Exchange Commission	Washington D.C.	(1-202) 772-9207	(1-202) 551-3253

From

Name: Ana C. Silva
Telephone: 212- 848-7205
Fax Number: 646- 848-7205
Room: 1472

Pages transmitted (including cover sheet): 4

Comments: Dear Michael:

As discussed attached please find the missing information relating to our client Industrias CH, S.A. de C.V. (ICH) in connection with the initial submission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to call if you have any additional questions.

Thanks for the help.

Best Regards,

Ana C. Silva

List of Foreign Shareholders of Industrias CH, S.A. de C.V. ("ICH")

I. From the review of the brokerage firms clients' list attached to the certification of share ownership issued by Indeval to the brokerage firms to attend ICH's shareholders' meeting held on January 11, 2005, we were able to identify the following foreign shareholders:

Grupo Bursátil Mexicano, S.A. de C.V.

1. Scott Galle domiciled in 11740 Montana Ave. No. 404, U.S. Citizen, with 5,000 shares.

Banamex

2. Citigroup Global Markets, Inc., with 57,300 shares.
3. UBS Financial Services, Inc., with 9,451,044 shares.
4. Bear Stearns Securities Corp., with 84,800 shares.
5. Merrill Lynch Equity Settlement, with 5,608,000 shares.
6. Bear Stearns Securities Corp., with 16,000 shares.
7. CBNY The DFA INVS. TST CO EMER MKTS, with 37,000 shares.
8. CBNY DEMENSIONAL EMERG MKTS VALUE F, with 113,400 shares.
9. The Bank of New York Global Custo, with 25,900 shares.

Total ICH's shares owned by foreign investors as of January 11th, 2004: **15,398,444**

II. On February 11th, 2005, ICH carried out an international unregistered offering under Rule 144A and Regulation S of **8,747,686** shares, which we assume were acquired by foreign investors.

III. From the review of the brokerage firms clients' list attached to the certification of share ownership issued by Indeval to the brokerage firms to attend ICH's shareholders meeting held on April 29, 2005, we were able to identify the following foreign shareholders:

Grupo Bursatil Mexicano, S.A. de C.V

1. Richard Alfred Romain domiciled in Apartado no. 522, Acapulco, Guerrero, U.S. Citizen, with 1,300 shares.
2. Scott Galle domiciled in 11740 Montana Ave. No. 404, U.S. Citizen, with 15,000 shares.

BBVA Bancomer

3. BBVA Bancomer SA DIV FID F/ 55597-9, domiciled in 19 Calle Oriente no. 47, with 10,481 shares.

4. Richard Alfred Romain, domiciled in Prolongación Niños Heroes de Veracruz 23, with 3,275 shares.
5. Manuel Martinez Cuervo, domiciled in calle Cerezos 6, with 13,102 shares.
6. Conrad Bauer Madonna Mariel, domiciled in San Carlo 70, with 39,103 shares.
7. Fomiko Ambo de Margallon, domiciled in Cenote 26, with 18,861 shares.
8. Cienfuegos Alvarez Rocio, domiciled in Maestros Veracruzanos no. 89, with 9,171 shares.
9. Burr Bareno Walter Eldo, domiciled in Veracruz Nte. 426, with 15,000 shares.
10. Lois Prieto José, domiciled in Horacio 1820 Int. 1701, with 104,813 shares.

<u>Banamex</u>

11. The Bank of New York Global Custo, with 242,564 shares.
12. Dexia Bil Lux Robeco Non-Res/R D R, with 900,000 shares.
13. Bear Stearns and Co, Inc., with 4 shares.
14. Bear Stearns Securities Corp, with 976,600 shares.
15. BBHB BIRCH TREE FUND OF AME TRUS, with 20,600 shares.
16. CA-IS BANK LUXEMBOURG, with 99,800 shares.
17. CBNY DEMENSIONAL EMERG MKTS VALUE F, with 2,361,452 shares.
18. CBNY THE DFA INVST TST CO EMER MKTS with 581,248 shares.
19. BCO DE VALORES SOC DEP DE I CRECI with 150,000 shares.
20. CBLUX CLIENTS FINANCIAL ISNTITUCION with 39,665 shares.
21. CBL PENSIOENFONDS PGGM (EMM) with 232,100 shares.
22. CB LON GOV AND CO B OF I with 154,200 shares.
23. CITIGROUP GLOBAL MARKETS INC. with 171,900 shares.
24. DEUTSCHE BK AG LDN PR BK CLIENT ACC with 50,600 shares.
25. CUSTOMERS OF GOLDMAN, SCH AND CO. with 104,500 shares.
26. GSI SEGREGATE ACCOUNT with 65,000 shares.
27. SCHOEDERS LUX EXCLVE LEND ACCT with 501,200 shares.
28. JPMORGAN CHASE BANK SL A/C NO with 3,138,000 shares.
29. JPM CHASE OMNIBUS LENDING ACCOUNT with 240,100 shares.
30. JPMORGAN CHASE BANK SL A/C NO 1 with 198,800 shares.
31. JP MORGAN RE COAL T/R 4.9 CB with 123,400 shares.
32. JPM CHASE BANK TREATY A/C with 529,581 shares.
33. KREDIETBANK SA LUXEMBOURGEOISE SUB with 160,000 shares.
34. MERRIL LYNCH EQUITY SETTLEMENT with 16,854,000 shares.
35. MORGAN STANLEY INT LOND SAFEKEEPING with 5,664,300 shares.
36. PERSING LLC with 225,000 shares.
37. S.E.B. STOCKHOLM with 138,300 shares.
38. INSE INTERSETTLE with 23,525 shares.
39. SSB CFJ4 UBS PACE INT EM MKTS EQ IN with 384,400 shares.
40. SSBT GNA-SS01 CAYMEN BRANCH CLEAR with 20,000 shares.
41. STBB GNA.SS13 CLIENTE ACCOUNT with 77,300 shares.
42. SSB GR5D GEN MOTORS WELFARE BEN TR with 27,500 shares.
43. SSB 40J7 INGL BK FOR RECONS & DEVEL with 22,900 shares.

44. SSB RBFY EMERGING MKT EQUITY TR 1 with 31,600 shares.
45. SSB UBLG CTCB AS MC-ADAM GL EME M F with 272,714 shares.
46. BNY-OHIO POLICE AND FIRE WELLS CAP with 312, 931 shares.
47. NORTHERN TRUST AVFC SPECIAL DOMICI with 219,500 shares.
48. THE NORTHERN TRUST CPY AVFC TREATY with 237,905 shares.
49. UBS-ALFONSO ALVAREZ REYGADAS with 51,000 shares.
50. UBS FINANCIAL SERVICES INC with 28,353,132 shares.

Total ICH's shares owned by foreign investors as of April 29, 2005: **64,187,427**
Total outstanding ICH's shares as of April 29, 2005: **425,164,554**
Percentage of shares owned by foreign investors as of April 29, 2005: **6.62%**

It is important to mention that the above are (i) the only foreign shareholders of ICH identified in the brokerage firms clients' lists and that some brokerage firms do not reflect the nationality of their clients, (ii) that some of the clients reflected in the brokerage firms clients' lists may be custodians for foreign shareholders, and (iii) that some of the shareholders identified in the list might have already sold their shares or additional foreign shareholders might have acquired shares since the last shareholders' meeting. Furthermore, all of the above shares were acquired through the Mexican Stock Exchange.